# KOHL'S
expect great things







GROWTH. Innovation. Success.

2006 Annual Report



## Company Profile

Kohl's mission is to be the leading family-focused, value-oriented specialty department store offering quality exclusive and national brand merchandise to the customer in an environment that is convenient, friendly and exciting.

Kohl's operates from coast to coast. At the end of fiscal 2006, we served customers in 45 states through 817 stores and Kohls.com.

Candie's

# Financial Highlights

(dollars in millions)

| | 2006 | 2005 | |
|---|---|---|---|
| **Net Sales** | **$15,544** | $13,402 | up 16% |
| **Gross Margin** | **$ 5,654** | $ 4,763 | up 19% |
| **Percent of Sales** | **36.4%** | 35.5% | up 0.9% |
| **SG&A** | **$ 3,401** | $ 2,964 | up 15% |
| **Percent of Sales** | **21.9%** | 22.1% | down 0.2% |
| **Operating Income** | **$ 1,815** | $ 1,416 | up 28% |
| **Percent of Sales** | **11.7%** | 10.6% | up 1.1% |
| **Net Income** | **$ 1,109** | $ 842 | up 32% |
| **Percent of Sales** | **7.1%** | 6.3% | up 0.8% |



Net Sales
(in millions of dollars)
15.7% CAGR(1)
$7,489
$9,120
$10,282
$11,701
$13,402
$15,544
2001
2002
2003
2004
2005
2006




Net Income
(in millions of dollars)
19.3% CAGR(1)
$458
$601
$546
$703
$842
$1,109
2001
2002
2003
2004
2005
2006


(1) Compounded Annual Growth Rate.



Larry Montgomery, Chairman and Chief Executive Officer; Kevin Mansell, President; and Tom Kingsbury, Senior Executive Vice President


Operating Income
(in millions of dollars)
18.1% CAGR(1)
$1,815
$1,416
$1,193
$1,021
$951
$790
2001 2002 2003 2004 2005 2006
(1) Compounded Annual Growth Rate.

# Dear Shareholder,

Our fiscal 2006 performance can best be described in one word: growth. We delivered solid top- and bottom-line performance. We opened 85 exciting new stores and we successfully executed on our four strategic initiatives.

**Strong Financial Growth**
Our sales have grown by 50% over the past three years, from $10 billion in 2003 to a record $15.5 billion this year. No other major department store has a growth rate that comes even close. For this year, comparable store sales rose 5.9%, increasing in all regions and all four quarters, boosting us to the top of the rankings among our peer group.

Operating income grew 28% to $1.8 billion and the operating margin reached an all-time high of 11.7%. This puts us well on our way to achieving our goal of 12.5% operating margin by 2010.

Net income increased 32% to a record $1.1 billion or $3.31 per diluted share, driven by strong improvement in our gross margin and prudent expense management. Our balance sheet remained strong and we again generated significant cash flow from operations.

In April, we completed the sale of our proprietary credit card business to JPMorgan Chase and entered into a multi-year agreement with Chase to share in the profitability of the credit card portfolio. We used the net proceeds to begin our authorized $2 billion share repurchase program, purchasing 27 million shares in fiscal 2006.

**Growth across the Nation**
We continue to deliver on our real estate growth strategy. Our ability to successfully add new stores and new markets reached new heights with the grand opening of 65 stores across the country on a single day in October, the largest one-day grand opening in our history.

Looking ahead, we see many more opportunities for strategic, profitable growth. By the end of 2010, we expect to be operating more than 1,200 stores and to generate approximately $24 billion in sales and $1.9 billion in net income. We believe these goals are both realistic and achievable.

**Growth throughout the Business**
Our strategic initiatives are the roadmap for our future growth. These initiatives focus on merchandise content, marketing, inventory management and the in-store shopping experience.

"Our sales have grown by 50% over the past three years, from $10 billion in 2003 to a record $15.5 billion this year. No other major department store has a growth rate that comes even close."

Our focus on lifestyle merchandising is designed to meet our objective of increasing market share by expanding our appeal to a broader range of customers. Brands such as *Chaps* continue to attract our core classic customer. In the updated and contemporary categories, *daisy fuentes*, *apt. 9*, *Candie's*, *Tony Hawk* and *Casa Cristina* are just a few of our new brands and brand extensions.

In 2007, we'll add even more variety and innovation to our merchandise through exclusive licensing agreements for *Simply Vera Vera Wang*, *ELLE* and *Food Network* collections. Together, these will be the largest number and by far the largest volume of new and expanded offerings we have ever launched. To support our growing portfolio of world-class brands, we will open a design office in the heart of New York's garment district in spring of 2007.

Our marketing program is designed to differentiate our stores in the marketplace. The program uses a strategically selected variety of media to build awareness and desire for our national, private and exclusive brands, and to increase traffic and sales. Our marketing statement, "Only at Kohl's," distinguishes our stores and our exclusive brands, giving customers an even more compelling reason to shop our stores.

Our focus on inventory management includes activities to improve inventory flow and increase speed-to-market. As always, our goal is to meet customer expectations for in-stock merchandise in a broad range of sizes and colors.

Enhancing the in-store shopping experience revolves around making our stores more visually exciting and easier to shop. Introduced in 2006, our new innovation store design is aimed squarely at broadening customer appeal. From the exterior showcase windows displaying the latest fashions to creative merchandise displays highlighting the newest trends, our innovation stores encourage shoppers to browse every department. Of the 85 stores we opened in 2006, approximately half were innovation stores. We plan to incorporate elements of this format into all new and remodeled stores in 2007.

For us, growth is an all-encompassing and never-ending process. Through ongoing innovation across the business, we are converting our core concepts of brands, value and convenience into sustained long-term growth and profitability. The significant increase in our stock price in 2006 reflects our success in achieving these goals.

**The People behind our Growth**

It's no secret that the key to our success has always been the talent within our organization and our 114,000 dedicated Associates who make our customers their first priority. Our commitment to our great team of Associates was underscored in 2006 with our selection by *Business Week* magazine as one of the top 50 companies to launch a career.

We wish to extend a deep and heartfelt thank you to Arlene Meier and Jay Baker. Arlene retired after 16 years with the company, serving for the past six years as chief operating officer and a director. She retired from the Board in February 2007. Jay was one of the three principals who built the solid foundation for our success, serving as president for 13 years. Jay will retire from the Board in May 2007.

Stephen E. Watson joined our Board of Directors in 2006, bringing his 30 years of retail industry experience, including 23 years with Target Corporation. We also welcomed Tom Kingsbury as a principal in the newly created position of senior executive vice president.

Coming off another outstanding year, it is appropriate that we again thank the people who made it happen – our Associates, shareholders, customers and business partners. With their help, you can continue to expect **great** things from Kohl's.



**Larry Montgomery**
Chairman and Chief Executive Officer



**Kevin Mansell**
President



**Tom Kingsbury**
Senior Executive Vice President


GROWTH. Innovation. Success.

Our success in growth and innovation has made Kohl's a major force in retailing across the nation.

apt.9




Projected Stores
by 2010
1,200+
817
382
150
1996
2001
2006
2010

# GROWTH
## Across the Nation

We continue to deliver successful, profitable growth. In the last 10 years alone, we've grown from 150 stores in 16 states in 1996, to 817 stores in 45 states at the end of fiscal 2006. By the end of 2010, we expect to be operating more than 1,200 stores – a strategically developed and very achievable target.


New State
in 2006
New State
in 2006

**Growing our Regions**
In addition to significantly increasing our number of stores, over the past 10 years we have also expanded from our Midwestern base to become a major national retailer. In 2006, we entered the Northwest with new stores in Oregon and Washington. We now operate in every region of the country. To support this new region, as well as our continuing growth in the Southwest, we opened a distribution center in Patterson, California, with the capacity to support 110 stores.

**Successful Strategy**
We've proven that our growth strategy works. With our three formats: suburban, small and urban, we have the right-sized store for markets of all sizes. All three formats will be part of our expansion, with our 88,000 square-foot suburban store remaining the predominant format. We will also continue to remodel our existing stores, with all of the remodels in 2007 incorporating key elements of our new innovation store concept.

"By the end of 2010, we expect to be operating more than 1,200 stores – a strategically developed and very achievable target."

**Number of Stores by Region**

These charts show the successful expansion from our Midwestern base into every region across the country.


2% 3%
5%
90%
1996


11%
14%
46%
14%
12%
3%
2001


1%
12%
32%
11%
13%
16%
15%
2006



New Stores in 2006

New States in 2007

Northwest Region
(10 stores)

Midwest Region
(260 stores)

South Central Region
(106 stores)

Northeast Region
(124 stores)

Mid-Atlantic Region
(85 stores)

Southeast Region
(100 stores)

Southwest Region
(132 stores)

With the opening of **85 NEW STORES**,
we operated 817 stores in 45 states
at the end of fiscal 2006.

KOHL'S



"Inside, the new store design is aimed squarely at broadening customer appeal and reach through an enhanced shopping experience."

A *daisy fuentes* display in the misses' department highlights this contemporary fashion brand and provides wardrobe suggestions.



# INNOVATION with Impact

Making our stores more visually exciting and easier to shop took a bold step forward with the introduction of our new innovation store design. The innovation begins with the storefront, with bright white columns and large windows showcasing products and lifestyles to give customers a glimpse of the great merchandise inside.

**Enhancing the Customer Experience**
Inside, the new store design is aimed squarely at broadening customer appeal and reach through an enhanced shopping experience. Higher ceilings, attractive carpeting and soft wall colors create a more open, spacious environment. Large signs make departments easy to find. High-impact graphics highlight merchandise for every lifestyle. Eye-catching displays provide apparel and accessory ideas and stately wooden hutches showcase our home merchandise.

Innovation throughout the store also includes a comfortable and luxurious residential look in our fitting rooms and restrooms. The spacious fitting rooms have three-way mirrors and lounge areas, with laminate wood flooring, sofas and decorative wall art. The streamlined customer service desk is more inviting and redesigned customer check-out stations improve flow and speed up the check-out process.

Our friendly and knowledgeable Associates are always nearby to provide the shopping assistance and courteous service that make our stores a destination for shoppers across the U.S.


Casa Cristina

"Developing exclusive collections of world-class brands is a key growth strategy."

## SUCCESS with Style




SimplyVera
VERA WANG


food
network

In 2006, we gave our customer even more of what she's looking for with new world-class brands and brand extensions. We introduced *West End* and *AB Studio* in misses' and *Stamp 10* in both misses' and men's. In young men's and boys', we launched the *Tony Hawk* brand. *Chaps* is now in misses', men's, boys', footwear and infants'/toddlers' and will expand into women's, girls' and home in 2007.

**Top-Fashion Apparel in 2007**

Developing exclusive collections of world-class brands is a key growth strategy. Our most significant initiative for 2007, and the largest launch in our history, is the introduction of the *Simply Vera Vera Wang* premium fashion and lifestyle brand, beginning in fall 2007. The collection spans the store, including misses', accessories, jewelry, footwear, intimate apparel and soft home. Vera Wang is one of the most respected designers in the world, making her collection a strong addition to our exclusive brand selection.

We've also teamed up with *ELLE* magazine, the world's largest fashion magazine, to develop another new brand available "Only at Kohl's." The *ELLE* line of misses' apparel will feature contemporary, runway-inspired looks that appeal to the younger segment of our core customer base. The line, which launches in selected stores in spring 2007, demonstrates a speed-to-market strategy that will bring new *ELLE* fashions into our stores every month.

**Expanding in Home**

Food preparation is one of the fastest growing areas in our home assortment. In 2006, we added the *Rachael Ray* line of cookware. We also formed an exclusive relationship with *Food Network*, the undisputed authority in cooking and entertainment, to develop a *Food Network*-branded line of home goods. We will introduce this brand in fall 2007.

We also introduced a new home furnishings line, *Casa Cristina*, by Cristina Saralegui, an influential role model in today's Hispanic community. This line will ultimately expand across several home categories in 2007. Other extensions in 2007 include *daisy fuentes* and *Chaps* in soft home.






TABLETOPS

## GROWTH through Differentiation

Growth through differentiation means enabling our customer to find everything she wants for her home, her family and herself – in a single shopping trip. We've captured market share by expanding our merchandise assortment to reach a broader group of customers. While classic American families continue to be our primary customer, we are adding brands and merchandise targeted to various lifestyles.

**Lifestyle Merchandising**

To appeal to this expanded customer base, we've reorganized departments to reflect different customer lifestyles: classic, updated and contemporary. Whether she is a busy mom with young children, a recent college graduate on her way up the career ladder or an empty nester, we have the look she wants, in the sizes and colors she needs.

Our goal is to deliver a consistent experience for every customer, in every store, every time. We made shopping our stores more exciting than ever by adding inspiring strikepoints and large graphic displays. These new visuals showcase different lifestyle brands and provide wardrobe suggestions, complete with accessories such as jewelry, shoes and handbags. Lifestyle merchandising also includes specialty departments for our important special-size customers.

With the addition of fine fragrances, we have all the elements in place to launch the "Kohl's Beauty Dept.," creating awareness for the total beauty category – cosmetics, skincare, bath & body and fragrance.

**Exceptional Customer Service**

Of course, it is our Associates who make the shopping experience truly exceptional. We value and appreciate all of the Associates behind our recognition for Top 10 achievement in customer service for 2006 by the National Retail Federation and American Express Research.



KOHL'S BEAUTY Dept.
cosmetics. skincare. bath & body. fragrance.


MAKE A WISH
Kohl's Department Stores
www.kohls.com
wish
KOHL'S
A
TEAM

The District 16 A-Team in western Michigan won the "Kohl's Award of Excellence" three years in a row.

## INNOVATION with Spirit

"Our Associates are leading by example, following their hearts, inspiring others and making a real difference for children in our communities."


Kohl's
Cares
for kids

We believe that caring for our friends, neighbors and families is what communities are all about. From the volunteer support of our Associates to our corporate financial contributions, we want to have a positive impact in each community we serve. In 2006, we provided approximately $33 million to support our communities across the U.S.

Our Associates are leading by example, following their hearts, inspiring others and making a real difference for children in our communities through the Kohl's A-Team. As A-Team members, our Associates choose youth-focused non-profit organizations they want to support. After they have given the gift of time and talent to the organization, they become eligible for a corporate grant given directly to their charity.

We are proud of our Associates and their commitment to their communities.

In 2006, A-Team members volunteered over 57,800 hours, a 171% increase over 2005, raising over $1.2 million.

**Kohl's Cares for Kids** is a promise of hope for a brighter, healthier future for children in our communities. Throughout the year, we sell special Kohl's Cares for Kids merchandise with 100% of the net profits supporting health and educational opportunities for children. Our well-established Kohl's Cares for Kids children's hospital program continues to grow. In 2006, we partnered with 143 hospitals in 45 states.

Our annual **Kohl's Kids Who Care** scholarship program gives us the opportunity to recognize and reward youth who volunteer in their communities. In 2006, we recognized 152 young volunteers with Kohl's Kids Who Care scholarships totaling more than $200,000.



In 2006, Kohl's Cares for Kids merchandise included Sandra Boynton's fun-filled, special edition books, sing-along CDs and snuggly plush animals.

# SUCCESS through Performance

| Fiscal Year | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|
| **Summary of Operations** (In millions) | | | | | | |
| Net sales | $ 15,544 | $ 13,402 | $11,701 | $10,282 | $9,120 | $7,489 |
| Gross margin | 5,654 | 4,763 | 4,114 | 3,395 | 3,139 | 2,565 |
| Selling, general & administrative expenses | 3,401 | 2,964 | 2,584 | 2,158 | 1,884 | 1,583 |
| Preopening expenses | 50 | 44 | 49 | 47 | 41 | 33 |
| Depreciation and amortization | 388 | 339 | 288 | 239 | 193 | 159 |
| Operating income | 1,815 | 1,416 | 1,193 | 951 | 1,021 | 790 |
| Interest expense, net | 41 | 70 | 63 | 73 | 56 | 50 |
| Income before income taxes | 1,774 | 1,346 | 1,130 | 878 | 965 | 740 |
| Net income | 1,109 | 842 | 703 | 546 | 601 | 458 |
| **Diluted Earnings Per Share** | $ 3.31 | $ 2.43 | $ 2.04 | $ 1.59 | $ 1.75 | $ 1.35 |
| **Financial Position Data** (Dollars in millions) | | | | | | |
| Working capital | $ 1,482 | $ 2,520 | $ 2,187 | $ 1,902 | $1,776 | $1,584 |
| Property and equipment, net | 5,353 | 4,616 | 4,063 | 3,390 | 2,806 | 2,253 |
| Total assets | 9,041 | 9,153 | 7,979 | 6,691 | 6,311 | 4,927 |
| Long-term debt | 1,040 | 1,046 | 1,103 | 1,076 | 1,059 | 1,095 |
| Shareholders' equity | 5,603 | 5,957 | 5,034 | 4,212 | 3,532 | 2,803 |
| Return on average shareholders' equity | 19.2% | 15.3 % | 15.2% | 14.1 % | 19.0 % | 18.3 % |
| **Other Data** | | | | | | |
| Comparable store sales growth | 5.9% | 3.4 % | 0.3 % | (1.6)% | 5.3 % | 6.8 % |
| Net sales per selling square foot | $ 256 | $ 252 | $ 255 | $ 268 | $ 284 | $ 283 |
| Stores open at year end | 817 | 732 | 637 | 542 | 457 | 382 |
| Total square feet of selling space (In thousands) | 62,357 | 56,625 | 49,201 | 41,447 | 34,507 | 28,576 |

## Report of Management

The management of Kohl's Corporation is responsible for the integrity and objectivity of the financial and operating information contained in this Annual Report, including the consolidated financial statements covered by the Report of Independent Registered Public Accounting Firm. These statements were prepared in conformity with U.S. generally accepted accounting principles and include amounts that are based on the best estimates and judgments of management.

We remain committed to managing our business both ethically and responsibly and to representing the best interest of our shareholders through good corporate governance. After thorough review by its Governance and Nominating Committee, the Board of Directors believes Kohl's is in full compliance with all applicable corporate governance rules of the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE). Accordingly, in 2006, Kohl's provided the NYSE with an unqualified Annual CEO Certification of Compliance, and has filed with the SEC, as an exhibit to our Annual Report on Form 10-K for the fiscal year 2006, the Sarbanes-Oxley Act Section 302 certification regarding the quality of the company's public disclosure.

The consolidated financial statements and related notes have been audited by Ernst & Young LLP, independent registered public accounting firm, whose report is based on audits conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). The Company's consolidated financial statements including the Report of Independent Registered Public Accounting Firm are included in the Company's Form 10-K for the year ended February 3, 2007.

The Audit Committee of the Board of Directors is composed of four independent Directors. The Committee is responsible for assisting the Board in its oversight of Kohl's financial accounting and reporting practices. The Audit Committee is directly responsible for the compensation, appointment and oversight of the Company's independent registered public accounting firm. The Audit Committee meets periodically with the independent registered public accounting firm, as well as with management, to review accounting, auditing, internal accounting control and financial reporting matters. The independent registered public accounting firm has unrestricted access to the Audit Committee.



Larry Montgomery
Chairman and Chief Executive Officer



Wesley S. McDonald
Executive Vice President - Chief Financial Officer

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## FORM 10-K

(Mark One)

☒ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended February 3, 2007

or

☐ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the Transition period from _________ to _________

Commission File No. 1-11084



# KOHL'S CORPORATION
(Exact name of registrant as specified in its charter)

| **WISCONSIN** | **39-1630919** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |
| **N56 W17000 Ridgewood Drive, Menomonee Falls, Wisconsin** | **53051** |
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code **(262) 703-7000**

Securities registered pursuant to section 12(b) of the Act:

| Title of each class | Name of each exchange on which registered |
|---|---|
| Common Stock, $.01 Par Value | New York Stock Exchange |

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes X No ______.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ______ No X .

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ______.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer X Accelerated filer ______ Non-accelerated filer ______

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ______ No X .

At July 28, 2006, the aggregate market value of the voting stock of the Registrant held by stockholders who were not affiliates of the Registrant was approximately $18,045,000,000 (based upon the closing price of Registrant's Common Stock on the New York Stock Exchange on such date). At March 7, 2007, the Registrant had issued and outstanding an aggregate of 321,126,309 shares of its Common Stock.

**Documents Incorporated by Reference:**

Portions of the Proxy Statement for the Registrant's Annual Meeting of Shareholders to be held on May 2, 2007 are incorporated into Parts II and III.

## PART I

### Item 1. Business

#### Overview

The Company operates family-oriented, department stores that feature quality, exclusive and national brand merchandise priced to provide value to customers. The Company's stores sell moderately priced apparel, footwear, accessories and home products targeted to customers shopping for their families and homes. The Company features fashion in apparel and home that would appeal to classic, updated and contemporary customers. The Company's goal is to broaden its customer reach while meeting the customer's varied fashion preferences. Kohl's offers a convenient shopping experience through easily accessible locations, well laid out stores, central checkout and good in-stock position which allow the customer to get in and out quickly. Kohl's stores have fewer departments than traditional, full-line department stores but offer customers dominant assortments of merchandise displayed in complete selections of styles, colors and sizes. Central to the Company's pricing strategy and overall profitability is a culture focused on maintaining a low cost structure. Critical elements of this low cost structure are the Company's unique store format, lean staffing levels, sophisticated management information systems and operating efficiencies resulting from centralized buying, advertising and distribution. As of February 3, 2007, the Company operated 817 stores in 45 states. In March 2007, the Company opened seven additional stores and currently operates 824 stores.

As used herein, the terms "Company" and "Kohl's" refer to Kohl's Corporation, its consolidated subsidiaries and predecessors. The Company's fiscal year ends on the Saturday closest to January 31. Fiscal 2006 ended on February 3, 2007, and was a 53 week year. Fiscal 2005 and 2004 ended on January 28, 2006 and January 29, 2005, respectively, and were 52 week years. The Company was organized in 1988 and is a Wisconsin corporation.

#### Expansion

The Company's expansion strategy is designed to achieve profitable growth. Since 1992, the Company has expanded from 79 stores located in the Midwest to a current total of 824 stores with a presence in seven regions of the country: the Midwest, Mid-Atlantic, Northeast, Northwest, South Central, Southeast and Southwest.

| | | Number of Stores | | | | |
|---|---|---|---|---|---|---|
| | | At Fiscal Year End | | | | As of March |
| Region | States | 1992 | 1997 | 2002 | 2006 | 2007 |
| Midwest | IA, IL, IN, MI, MN, ND, NE, OH, SD, WI | 79 | 136 | 196 | 260 | 261 |
| Mid-Atlantic | DE, MD, PA, VA, WV | — | 28 | 57 | 85 | 86 |
| Northeast | CT, MA, ME, NH, NJ, NY, RI, VT | — | 4 | 77 | 124 | 127 |
| Northwest | OR, WA | — | — | — | 10 | 11 |
| South Central | AR, KS, LA, MO, OK, TX | — | 8 | 67 | 106 | 107 |
| Southeast | AL, FL, GA, KY, MS, NC, SC, TN | — | 6 | 49 | 100 | 100 |
| Southwest | AZ, CA, CO, NM, NV, UT | — | — | 11 | 132 | 132 |
| Total | | 79 | 182 | 457 | 817 | 824 |

In support of its geographic expansion, the Company has focused on providing the solid infrastructure needed to ensure consistent execution. Kohl's proactively invests in distribution capacity and regional management to facilitate the growth in new and existing markets. The Company's central merchandising organization tailors merchandise assortments to reflect regional climates and preferences. Management information systems support the Company's low cost culture by enhancing productivity and providing the information needed to make key merchandising decisions.

The Kohl's concept has proven to be transferable to markets across the country. New market entries are supported by extensive advertising and promotions designed to introduce new customers to the Kohl's concept of brands, value and convenience. Additionally, the Company has been successful in acquiring, refurbishing and operating locations previously operated by other retailers. Of the 817 stores the Company operated as of February 3, 2007, 190 are take-over locations, which facilitated the entry into several markets including Chicago, Detroit, Minneapolis, Columbus, Boston, Philadelphia, St. Louis, the New York region and Hartford/New Haven. Once a new market is established, the Company adds additional existing stores to further strengthen market share and enhance profitability. As of February 3, 2007, the Company operated stores in the following large and intermediate sized markets:

| | Number of stores February 3, 2007 | | Number of stores February 3, 2007 |
|---|---|---|---|
| Greater New York metropolitan area | 56 | Cleveland/Akron | 18 |
| Chicago | 45 | Denver | 15 |
| Los Angeles | 36 | San Francisco | 15 |
| Greater Philadelphia metropolitan area | 33 | Indianapolis | 14 |
| Dallas/Fort Worth | 24 | Phoenix | 14 |
| Boston | 22 | Houston | 14 |
| Milwaukee | 21 | Hartford/New Haven | 12 |
| Minneapolis/St. Paul | 21 | Columbus | 12 |
| Detroit | 21 | Sacramento | 12 |
| Atlanta | 20 | St. Louis | 11 |
| Washington DC | 19 | Kansas City | 10 |

In fiscal 2006, Kohl's successfully opened 85 new stores; including its entry into the Northwest region with four stores in both the Seattle, WA and Portland, OR markets as well as three stores in the Tampa, FL market. In addition, the Company added 17 stores in the Midwest region, 15 stores in the Southwest region, 13 stores in the South Central region, 12 stores in the Southeast region, eight stores in the Mid-Atlantic region, seven stores in the Northeast region and two stores in the Northwest region.

Management believes there is substantial opportunity for further growth and intends to open approximately 110 to 115 new stores in fiscal 2007, with 17 stores opening during the first quarter in a blend of new and existing markets. The remaining stores will be opened in new and existing markets and spread across all regions of the country.

Management believes the transferability of the Kohl's retailing strategy, the Company's experience in acquiring and converting pre-existing stores and in building new stores, combined with the Company's substantial investment in management information systems, centralized distribution and headquarters functions provide a solid foundation for further expansion.

**Merchandising**

Kohl's stores feature moderately priced, exclusive and national brand merchandise, which provide value to customers. Kohl's merchandise is targeted to appeal to a broad spectrum of customers shopping for themselves, their families and homes. The Company features fashion in apparel and home that would appeal to classic, updated and contemporary customers. The Company's stores generally carry a consistent merchandise assortment with some differences attributable to regional preferences. The Company's stores emphasize apparel, accessories and footwear for women, men, and children, soft home products, such as towels, sheets and pillows, and housewares.

**Convenience**

Convenience is another important cornerstone of Kohl's business model. At Kohl's, convenience begins before the customer enters the store, with a neighborhood location close to home. Other aspects of convenience include easily accessible entry, knowledgeable and friendly associates, wide aisles, a functional store layout, shopping carts/strollers and fast, centralized checkouts. The physical store layout coupled with the Company's focus on strong in-stock position in color and size is aimed at providing a convenient shopping experience for an increasingly time starved customer. In addition, Kohl's offers on-line shopping on the Company's website. Designed as an added service for customers who prefer to shop from their homes, the website offers key items, best selling family apparel and home merchandise. The website is designed to provide an easy-to-navigate, on-line shopping environment that complements the Company's in-store focus on convenience.

### Distribution

The Company receives substantially all of its merchandise at nine distribution centers, with the balance delivered directly to the stores by vendors or their distributors. The distribution centers ship merchandise to each store by contract carrier several times a week.

The following table summarizes key information about each distribution center.

| Location | Fiscal Year Opened | Square Footage | States Serviced | Approximate Store Capacity |
|---|---|---|---|---|
| Menomonee Falls, Wisconsin | 1981 | 530,000 | Illinois, Wisconsin | 90 |
| Findlay, Ohio | 1994 | 780,000 | Ohio, Michigan, Indiana, Kentucky, West Virginia | 120 |
| Winchester, Virginia | 1997 | 420,000 | Pennsylvania, North Carolina, Virginia, Maryland, Delaware | 100 |
| Blue Springs, Missouri | 1999 | 540,000 | Minnesota, Colorado, Missouri, Iowa, Kansas, Nebraska, North Dakota, South Dakota | 100 |
| Corsicana, Texas | 2001 | 540,000 | Texas, Oklahoma, Arkansas, Mississippi, Louisiana, New Mexico | 110 |
| Mamakating, New York | 2002 | 605,000 | New York, New Jersey, Massachusetts, Connecticut, New Hampshire, Rhode Island, Maine, Vermont | 100 |
| San Bernardino, California | 2002 | 575,000 | California, Arizona, Nevada, Utah, New Mexico | 110 |
| Macon, Georgia | 2005 | 560,000 | Alabama, Tennessee, Georgia, South Carolina, Florida | 125 |
| Patterson, California | 2006 | 380,000 | California, Oregon, Washington | 110 |

The Company opened its ninth distribution center in Patterson, California in the spring of 2006 to support the Company's growth in the Northwest and Southwest.

The Company operates a 500,000 square foot fulfillment center in Monroe, Ohio that services the Company's e-commerce business. In Spring 2007, the fulfillment center will be expanded by 400,000 square feet to support the Company's e-commerce sales growth.

### Employees

As of February 3, 2007, the Company employed approximately 114,000 associates, including approximately 23,000 full-time and 91,000 part-time associates. The number of associates varies during the year, peaking during the back-to-school and holiday seasons. None of the Company's associates are represented by a collective bargaining unit. The Company believes its relations with its associates are very good.

### Competition

The retail industry is highly competitive. Management considers quality, value, merchandise mix, service and convenience to be the most significant competitive factors in the industry. The Company's primary competitors are traditional department stores, upscale mass merchandisers and specialty stores. The Company's specific competitors vary from market to market.

## Merchandise Vendors

The Company purchases merchandise from many suppliers, none of which accounted for more than 5% of the Company's net purchases during fiscal 2006. The Company has no long-term purchase commitments or arrangements with any of its suppliers, and believes that it is not dependent on any one supplier. The Company continues to have good working relationships with its suppliers.

## Seasonality

The Company's business, like that of most retailers, is subject to seasonal influences, with the major portion of sales and income typically realized during the last half of each fiscal year, which includes the back-to-school (August—September) and holiday (November—December) seasons. Approximately 15% and 30% of sales typically occur during the back-to-school and holiday seasons, respectively. Because of the seasonality of the Company's business, results for any quarter are not necessarily indicative of the results that may be achieved for the fiscal year. In addition, quarterly results of operations depend significantly upon the timing and amount of revenues and costs associated with the opening of new stores.

## Trademarks and Service Marks

The name "Kohl's" is a registered service mark of a wholly-owned subsidiary of the Company, and the Company considers this mark and the accompanying name recognition to be valuable to its business. This subsidiary has approximately 95 additional registered trademarks, trade names and service marks, most of which are used in the Company's private label program.

## Available Information

The Company's internet website is www.kohls.com. Through the "Investor Relations-Financial Links-SEC Filings" portion of this website, the Company makes available, free of charge, its proxy statements, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, SEC Forms 3, 4 and 5 and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as soon as reasonably practicable after such material has been filed with, or furnished to, the Securities and Exchange Commission (SEC). The Company has also posted on its website, under the caption "Investor Relations-Corporate Governance," the Company's Corporate Governance Guidelines; Charters of its Board of Directors' Audit Committee, Compensation Committee and Governance & Nominating Committee; and the Code of Ethical Standards and Responsibility that applies to all of the Company's associates and, to the extent practicable, members of the Company's Board of Directors. Any amendment to or waiver from the provisions of the Code of Ethical Standards and Responsibility that are applicable to the Company's Chief Executive Officer, Chief Financial Officer or other key Finance associates will be disclosed on the "Corporate Governance" portion of the website. Information contained on the Company's website is not part of this Annual Report on Form 10-K.

The above-referenced materials will also be provided without charge to any shareholder submitting a written request to the Company's Investor Relations Department at N56 W17000 Ridgewood Drive, Menomonee Falls, Wisconsin 53051.

**Item 1A. Risk Factors**

*Forward Looking Statements*

Items 1, 3, 5, 7 and 7A of this Form 10-K contain "forward-looking statements," subject to protections under federal law. The Company intends words such as "believes," "anticipates," "plans," "may," "will," "should," "expects" and similar expressions to identify forward-looking statements. In addition, statements covering the Company's future sales or financial performance and the Company's plans, performance and other objectives, expectations or intentions are forward-looking statements, such as statements regarding the Company's liquidity, debt service requirements, planned capital expenditures, future store openings and adequacy of capital resources and reserves. There are a number of important factors that could cause the Company's results to differ materially from those indicated by the forward-looking statements, including among others, those risk factors described below. Forward-looking statements relate to the date made, and the Company undertakes no obligations to update them.

*General economic conditions affect the Company's business.*

General economic factors that are beyond the Company's control impact the Company's forecasts and actual performance. These factors include interest rates; recession; inflation; deflation; consumer credit availability; consumer debt levels; energy costs; tax rates and policy; unemployment trends; the threat or possibility of war, terrorism or other global or national unrest; political or financial instability; and other matters that influence consumer confidence and spending. Increasing volatility in financial markets may cause these factors to change with a greater degree of frequency and magnitude. Changes in the economic climate could adversely affect the Company's performance.

*The highly competitive retail environment could adversely affect the Company's operating results.*

The retail business is highly competitive. The Company competes for customers, associates, locations, merchandise, services and other important aspects of its business with many other local, regional and national retailers. Those competitors, some of which have a greater market presence than the Company, include traditional store-based retailers, internet and catalog businesses and other forms of retail commerce. Unanticipated changes in the pricing and other practices of those competitors may adversely affect the Company's performance.

*The Company's sales depend on consumer preferences and, increasingly, on fashion trends.*

The Company's business is dependent on the Company's ability to anticipate fluctuations in consumer demand for a wide variety of merchandise. Failure to accurately predict constantly changing consumer tastes, preferences, spending patterns and other lifestyle decisions could create inventory imbalances and adversely affect the Company's performance and long-term relationships with its customers.

*Changes in the Company's credit card operations could adversely affect the Company's operating results.*

The Company's credit card operations facilitate sales in its stores and generate additional revenue from fees related to extending credit. The Company's ability to extend credit to its customers depends on many factors including compliance with federal and state banking and consumer protection laws, any of which may change from time to time. Changes in credit card use, payment patterns and default rates may result from a variety of economic, legal, social and other factors that the Company cannot control or predict with certainty. Changes that adversely impact the Company's ability to extend credit and collect payments could negatively affect its results.

In April 2006, the Company completed the sale of its private label credit card accounts and the outstanding balances associated with the accounts. As a result of the sale, the credit card operations are now subject to numerous federal laws that impose disclosure requirements upon the origination, servicing and enforcement of credit accounts and limitations on the maximum amount of finance charges that may be charged by a provider. The effect of these regulations or any changes in regulations of credit agreements could affect the Company's results.

*Weather conditions can materially affect the Company's operating results.*

Because a significant portion of the Company's business is apparel and subject to weather conditions in its markets, its operating results may be unexpectedly and adversely affected. Frequent or unusually heavy snow, ice or rain storms or extended periods of unseasonable temperatures in its markets could adversely affect the Company's performance.

*The Company's business is seasonal.*

The Company's business is subject to seasonal influences, with a major portion of sales and income historically realized during the second half of the fiscal year, which includes the back-to-school and holiday seasons. This seasonality causes the Company's operating results to vary considerably from quarter to quarter and could materially adversely affect the market price of its securities.

*The Company's success is dependent on its ability to source merchandise in a timely and cost-effective manner.*

The merchandise sold by the Company is sourced from a wide variety of domestic and international vendors. All of the Company's vendors must comply with applicable laws and the Company's required standards of conduct. The Company's ability to find qualified vendors and access products in a timely and efficient manner is a significant challenge which is typically even more difficult with respect to goods sourced outside the United States. Political or financial instability, trade restrictions, tariffs, currency exchange rates, transport capacity and costs and other factors relating to foreign trade, and the ability to access suitable merchandise on acceptable terms are beyond the Company's control and could adversely impact the Company's performance.

*The Company's success is dependent on its ability to attract and retain quality employees.*

The Company's performance is dependent on attracting and retaining a large and growing number of quality associates. Many of those associates are in entry level or part-time positions with historically high rates of turnover. The Company's ability to meet its labor needs while controlling costs is subject to external factors such as unemployment levels, prevailing wage rates, minimum wage legislation and changing demographics. Changes that adversely impact the Company's ability to attract and retain quality associates could adversely affect the Company's performance.

*The Company's inability to open new stores could adversely affect the Company's operating results.*

The Company's plan to continue to increase the number of its stores will depend in part upon the availability of existing retail stores or store sites on acceptable terms. Increases in real estate, construction and development costs could limit the Company's growth opportunities and affect its return on investment. There can be no assurance that such stores or sites will be available to the Company for purchase or lease, or that they will be available on terms acceptable to the Company. If the Company is unable to grow its retail business, the Company's financial performance could be adversely affected.

*Regulatory and litigation developments could adversely affect the Company's business.*

Various aspects of the Company's operations are subject to federal, state or local laws, rules and regulations, any of which may change from time to time. The Company continually monitors the state and federal employment law environment for developments that may adversely impact the Company. Failure to detect changes and comply with such laws and regulations may result in an erosion of the Company's reputation, disruption of business and or loss of employee morale. Additionally, the Company is regularly involved in various litigation matters that arise in the ordinary course of its business. Litigation or regulatory developments could adversely affect the Company's business operations and financial performance.

*The Company's business and reputation are linked with its proprietary brands.*

The Company develops and promotes private and exclusive brands that have generated national recognition. Damages incurred to the private and exclusive label brand names may generate negative customer sentiment, potentially resulting in a reduction in sales, earnings, and thus shareholder value.

*Disruptions in the Company's information systems could adversely affect its operating results.*

The efficient operation of the Company's business is dependent on its information systems. In particular, the Company relies on its information systems to effectively manage sales, distribution, merchandise planning and allocation functions. The Company possesses offsite recovery capabilities for its information systems. The failure of the Company's information systems to perform as designed could disrupt its business and harm sales and profitability.

*Unauthorized disclosure of sensitive or confidential customer information, whether through a breach of the Company's computer system or otherwise, could severely harm the Company's business.*

As part of the Company's normal course of business, it collects, processes and retains sensitive and confidential customer information. Despite the security measures the Company has in place, its facilities and systems, and those of its third party service providers, may be vulnerable to security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming and/or human errors, or other similar events. Any security breach involving the misappropriation, loss or other unauthorized disclosure of confidential information, whether by the Company or its vendors, could severely damage its reputation, expose it to the risks of litigation and liability, disrupt its operations and harm its business.

## Item 1B. Unresolved Staff Comments

Not applicable

## Item 2. Properties

As of February 3, 2007, the Company operated 817 stores in 45 states. The Company's stores are located in strip shopping centers (587), community and regional malls (61) and as free standing units (169). Of the Company's stores, 756 are one-story facilities and 61 are multi-story facilities. The mix of store ownership is detailed below:

| | 2006 | | 2005 | |
|---|---|---|---|---|
| | Number of stores | % | Number of stores | % |
| Owned stores | 265 | 33% | 231 | 32% |
| Leased stores | 369 | 45% | 354 | 48% |
| Ground lease stores | 183 | 22% | 147 | 20% |
| | 817 | 100% | 732 | 100% |

The Company's typical lease has an initial term of 20-25 years plus two to eight renewal options for consecutive five or ten-year extension terms. Substantially all of the Company's leases provide for a minimum annual rent that is fixed or adjusts to set levels during the lease term, including renewals. Approximately 27% of the leases provide for additional rent based on a percentage of sales to be paid when designated sales levels are achieved.

| | Number of Stores at February 3, 2007 | Retail Square Footage |
|---|---|---|
| California | 79 | 6,248,697 |
| Texas | 61 | 4,608,015 |
| Illinois | 55 | 4,330,293 |
| Ohio | 51 | 3,836,413 |
| Michigan | 42 | 3,132,008 |
| New York | 39 | 3,089,283 |
| Pennsylvania | 39 | 2,896,273 |
| Wisconsin | 36 | 2,669,597 |
| New Jersey | 33 | 2,560,922 |
| Indiana | 30 | 2,245,672 |
| Minnesota | 24 | 1,853,226 |
| Georgia | 24 | 1,817,359 |
| Virginia | 22 | 1,662,744 |
| North Carolina | 21 | 1,581,991 |
| Massachusetts | 20 | 1,609,625 |
| Colorado | 20 | 1,553,346 |
| Missouri | 19 | 1,476,615 |
| Arizona | 18 | 1,405,513 |
| Connecticut | 17 | 1,294,181 |
| Maryland | 15 | 1,167,933 |
| Tennessee | 15 | 1,091,642 |
| Florida | 14 | 1,084,334 |
| Kentucky | 11 | 826,392 |
| Iowa | 11 | 774,882 |
| Oklahoma | 8 | 615,478 |
| Kansas | 8 | 590,653 |
| Arkansas | 8 | 571,658 |
| South Carolina | 7 | 538,779 |
| Utah | 7 | 529,300 |
| New Hampshire | 7 | 514,169 |
| Nevada | 6 | 466,712 |
| Alabama | 6 | 436,721 |
| Nebraska | 6 | 418,537 |
| Maine | 5 | 388,153 |
| West Virginia | 5 | 377,377 |
| Oregon | 5 | 359,786 |
| Washington | 5 | 340,560 |
| Delaware | 4 | 326,406 |
| North Dakota | 3 | 217,330 |
| South Dakota | 2 | 168,930 |
| Mississippi | 2 | 157,047 |
| Rhode Island | 2 | 154,815 |
| Louisiana | 2 | 145,913 |
| New Mexico | 2 | 144,481 |
| Vermont | 1 | 77,302 |
| Total | 817 | 62,357,063 |

The Company owns its distribution centers in Menomonee Falls, Wisconsin; Findlay, Ohio; Winchester, Virginia; Blue Springs, Missouri; Mamakating, New York; San Bernardino, California; Patterson, California and Macon, Georgia. The Company also owns its corporate headquarters facilities in Menomonee Falls, Wisconsin and the e-commerce fulfillment center in Monroe, Ohio. The Company leases the distribution center in Corsicana, Texas.

### Item 3. Legal Proceedings

The Company and its subsidiaries are not currently parties to any material legal proceedings, but are subject to certain legal proceedings and claims from time to time that are incidental to their ordinary course of business. The Company will record a liability related to its legal proceedings and claims when it has determined that it is probable that the Company will be obligated to pay and the related amount can be reasonably estimated, and it will disclose the related facts in the footnotes to its financial statements, if material. If the Company determines that an obligation is reasonably possible, the Company will if material, disclose the nature of the loss contingency and the estimated range of possible loss, or include a statement that no estimate of loss can be made.

### Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of the Company's security holders during the last quarter of fiscal 2006.

## PART II

### Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

*(a) Market information*

The Common Stock has been traded on the New York Stock Exchange since May 19, 1992, under the symbol "KSS." The prices in the table set forth below indicate the high and low sales prices of the Common Stock for each quarter in fiscal 2006 and 2005.

| | Price Range | |
|---|---|---|
| | High | Low |
| **Fiscal 2006** | | |
| First Quarter | $56.45 | $43.97 |
| Second Quarter | 60.00 | 52.74 |
| Third Quarter | 74.41 | 55.56 |
| Fourth Quarter | 75.52 | 65.84 |
| **Fiscal 2005** | | |
| First Quarter | $53.86 | $45.26 |
| Second Quarter | 58.90 | 46.50 |
| Third Quarter | 57.44 | 43.63 |
| Fourth Quarter | 50.96 | 42.78 |

*(b) Holders*

At March 7, 2007, there were 5,501 record holders of the Common Stock.

*(c) Dividends*

The Company has never paid a cash dividend and has no current plans to pay dividends on its Common Stock. The payment of future dividends, if any, will be determined by the Board of Directors in light of existing business conditions, including the Company's earnings, financial condition and requirements, restrictions in financing agreements and other factors deemed relevant by the Board of Directors.

*(d) Securities Authorized For Issuance Under Equity Compensation Plans*

See the information provided in the "Equity Compensation Plan Information" section of the Proxy Statement for the Company's May 2, 2007 Annual Meeting of Shareholders which information is incorporated herein by reference.

*(e) Performance Graph*

The following graph shows changes from February 2, 2002 through February 3, 2007 (the last day in fiscal 2006) in the value of $100 invested in (1) our Common Stock, (2) the Standard & Poor's 500 Index and (3) the S&P-500 Department Stores Index, as calculated by Standard & Poor's Investment Services. The values of each investment are based on share price appreciation plus, in the case of the indices, dividends paid in cash, with the dividends reinvested. The calculations exclude trading commissions and taxes.



200
150
100
50
0
DOLLARS
2/2/02
2/1/03
1/31/04
1/29/05
1/28/06
2/3/07
KOHL'S CORPORATION
S&P 500 INDEX
S&P 500 DEPARTMENT STORES


| DATE | KOHL'S CORPORATION | S&P 500 INDEX | S&P-500 DEPARTMENT STORES |
|---|---|---|---|
| 02/02/02 | $ 100.00 | $ 100.00 | $ 100.00 |
| 02/01/03 | 79.95 | 77.54 | 68.37 |
| 01/31/04 | 67.63 | 104.34 | 93.24 |
| 01/29/05 | 69.65 | 109.91 | 109.79 |
| 01/28/06 | 67.48 | 122.69 | 128.20 |
| 02/03/07 | 111.68 | 141.09 | 184.38 |

*(f) Recent Sales of Unregistered Securities; Use of Proceeds from Registered Securities*

During the fiscal year ended February 3, 2007, the Company did not sell any equity securities which were not registered under the Securities Act.

On March 6, 2006, the Company announced that its Board of Directors authorized a $2 billion share repurchase program. Purchases under the repurchase program may be made in the open market, through block trades and other negotiated transactions. The Company expects to execute the share repurchase program primarily in open market transactions, subject to market conditions. The Company expects to complete the program over the next 12 to 18 months. There is no fixed termination date for the repurchase program, and the program may be suspended, discontinued or accelerated at any time.

The following table contains information for shares repurchased during the three months ended February 3, 2007:

| Period | Total Number of Shares Purchased During Period | Average Price Paid Per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs |
|---|---|---|---|---|
| October 29, 2006- November 25, 2006 | 476,900 | $70.72 | 476,900 | $799,000,000 |
| November 26, 2006- December 30, 2006 | 3,310,820 | $69.35 | 3,310,820 | $569,000,000 |
| December 31, 2006- February 3, 2007 | 2,929,202 | $67.03 | 2,929,902 | $373,000,000 |
| **Total** | **6,716,922** | **$68.44** | **6,716,922** | **$373,000,000** |

## Item 6. Selected Consolidated Financial Data

The selected consolidated financial data presented below should be read in conjunction with the consolidated financial statements of the Company and related notes included elsewhere in this document. The selected consolidated financial data, except for the operating data, has been derived from the audited consolidated financial statements of the Company, which have been audited by Ernst & Young, independent registered public accounting firm.

| | Fiscal Year Ended | | | | |
|---|---|---|---|---|---|
| | February 3, 2007 | January 28, 2006 | January 29, 2005 | January 31, 2004 | February 1, 2003 |
| | (Dollars in Thousands, Except Per Share and Per Square Foot Data) | | | | |
| **Statement of Operations Data:** | | | | | |
| Net sales | $15,544,184 | $13,402,217 | $11,700,619 | $10,282,094 | $9,120,287 |
| Cost of merchandise sold | 9,890,513 | 8,639,278 | 7,586,992 | 6,887,033 | 5,981,219 |
| Gross margin | 5,653,671 | 4,762,939 | 4,113,627 | 3,395,061 | 3,139,068 |
| Selling, general and administrative expenses | 3,401,434 | 2,963,472 | 2,582,996 | 2,157,030 | 1,882,889 |
| Depreciation and amortization | 387,674 | 338,916 | 288,173 | 239,558 | 193,497 |
| Preopening expenses | 49,762 | 44,370 | 49,131 | 47,029 | 41,198 |
| Operating income | 1,814,801 | 1,416,181 | 1,193,327 | 951,444 | 1,021,484 |
| Interest expense, net | 40,356 | 70,391 | 62,452 | 72,931 | 56,009 |
| Income before income taxes | 1,774,445 | 1,345,790 | 1,130,875 | 878,513 | 965,475 |
| Provision for income taxes | 665,764 | 503,830 | 427,474 | 332,050 | 364,950 |
| Net income | $ 1,108,681 | $ 841,960 | $ 703,401 | $ 546,463 | $ 600,525 |
| Net income per share: | | | | | |
| Basic | $ 3.34 | $ 2.45 | $ 2.06 | $ 1.61 | $ 1.78 |
| Diluted | $ 3.31 | $ 2.43 | $ 2.04 | $ 1.59 | $ 1.75 |
| **Operating Data:** | | | | | |
| Comparable store sales growth (a) | 5.9% | 3.4% | 0.3% | (1.6%) | 5.3% |
| Net sales per selling square foot (b) | $ 256 | $ 252 | $ 255 | $ 268 | $ 284 |
| Total square feet of selling space (in thousands; end of period) | 62,357 | 56,625 | 49,201 | 41,447 | 34,507 |
| Number of stores open (end of period) | 817 | 732 | 637 | 542 | 457 |
| **Balance Sheet Data (end of period):** | | | | | |
| Working capital | $ 1,482,382 | $ 2,519,642 | $ 2,187,364 | $ 1,902,280 | $1,776,029 |
| Property and equipment, net | 5,352,974 | 4,616,303 | 4,062,942 | 3,390,122 | 2,806,182 |
| Total assets | 9,041,177 | 9,153,494 | 7,979,299 | 6,690,750 | 6,310,636 |
| Long-term debt and capital leases | 1,040,057 | 1,046,104 | 1,103,441 | 1,075,973 | 1,058,784 |
| Shareholders' equity | 5,603,395 | 5,957,338 | 5,033,898 | 4,211,523 | 3,531,726 |

(a) Comparable store sales growth for each period is based on sales of stores (including e-commerce sales, relocated or expanded stores) open throughout the full period and throughout the full prior period. Fiscal 2006 comparable store sales growth compares the 52 weeks ended January 27, 2007 to the 52 weeks ended January 28, 2006.

(b) Net sales per selling square foot is calculated using net sales of stores that have been open for the full year divided by their square footage of selling space. The fiscal 2006 net sales per square foot calculation exclude the impact of the 53rd week.

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

### Executive Summary

Kohl's mission is to be the leading family-focused, value-oriented, department store offering quality exclusive and national brand merchandise to the customer in an environment that is convenient, friendly and exciting.

The Company's net sales increased 16.0% in fiscal 2006 to a record $15.5 billion. Comparable store sales increased 5.9% with all regions and all lines of business achieving positive comparable store sales growth each quarter. Operating income grew 28.1% to $1.8 billion and operating margin reached an all-time high of 11.7%. Net income increased 31.7% to $1.1 billion or $3.31 per diluted share. This performance was driven by strong improvement in gross margin and selling, general and administrative (S,G&A) expense control.

In April 2006, the Company completed the sale of its proprietary credit card business to JPMorgan Chase ("Chase") for $1.6 billion and entered into a multi-year agreement with Chase to share in the profitability of the credit card portfolio. The net proceeds were used to begin a Board of Directors authorized $2 billion share repurchase program. The Company repurchased 27.5 million shares at an average price of $59.23 in fiscal 2006, spending approximately $1.6 billion.

Kohl's continues to deliver on its real estate strategy, having grown from 76 stores in six states at the time of its initial public offering in 1992 to 817 stores in 45 states at February 3, 2007. Kohl's continues to concentrate on profitable expansion and in fiscal 2006, opened 85 stores including its initial entry into the Portland, OR; Seattle, WA; and Tampa, FL markets. The Company's future growth plans are to increase its presence in all regions and expand into new markets. The Company continues to see more opportunities for strategic, profitable growth and by the end of fiscal 2010, expects to be operating over 1,200 stores. The store expansion involves all three of the Company's prototypes: suburban, small, and urban, with the primary vehicle remaining the suburban prototype. The Company's disciplined approach to new store selection ensures that new store locations achieve an appropriate return on investment. The Company also continues to invest in updating its stores with a goal of remodeling stores approximately every eight to ten years.

The Company's capital structure is well positioned to continue to support its expansion plans. Internally generated cash flows will continue to be the primary source of the funding required for future growth. In addition, as of March 20, 2007, the Company had long-term debt ratings of A3 by Moody's, BBB+ by Standard & Poor's and A by Fitch.

The Company's four strategic initiatives continue to be the roadmap to future growth. These initiatives concentrate on merchandise content, differentiation in marketing, inventory management and the in-store shopping experience. The focus of the merchandising initiatives is to increase market share by expanding Kohl's appeal to a broader range of customers. The introduction of new brands in 2006 such as Chaps in women's, Tony Hawk in young men's and boys as well as expansion of brands such as Candies and Apt. 9 helped the Company accomplish this goal. In 2007, the Company will add even more variety to its merchandise with new exclusive partnerships with Vera Wang, ELLE and Food Network. The marketing program is designed to differentiate Kohl's in the marketplace. The Company's marketing focus in 2007 will be to continue the "Only at Kohls" theme, not only focusing on private brands but also nationally recognized brands found only at Kohl's. In 2007, the Company will continue to utilize both direct mail and broadcast to build traffic around major events as well as increase brand affinity for Kohl's. The Company will also focus on expanding share of wallet from its customers through an "Explore the Store" initiative. The majority of current customer transactions contain purchases from only one of the six lines of business. As the Company improves and better balances its content offerings across these lines of business, there will be potential for significant additional market share gain. The Company also continues to focus on receipt flow to improve turnover as well as meet customer expectations for in-stock levels of merchandise. The Company introduced a new innovation store design in 2006 to make the stores more visually exciting and easier to shop. The Company plans to roll out elements of this format to all new and remodeled stores in 2007.

For fiscal 2007, the Company expects a total sales increase of 9% to 11%, a comparable store sales increase of 2% to 4%, a gross margin rate increase of 30 to 40 basis points and to achieve SG&A leverage at a 2% comparable store sales increase. Achieving these assumptions would result in earnings per diluted share of $3.68 to $3.84 for the year.

### Results of Operations

The Company's net income was $1,108.7 million in fiscal 2006 compared to $842.0 million in fiscal 2005, an increase of $266.7 million or 31.7%. Fiscal 2005 net income increased 19.7% over fiscal 2004 net income of $703.4 million.

*Components of net income.* The following table sets forth statement of income data as a percentage of net sales for each of the last three fiscal years:

| | Fiscal Year | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Net sales | 100.0% | 100.0% | 100.0% |
| Cost of merchandise sold | 63.6 | 64.5 | 64.8 |
| Gross margin | 36.4 | 35.5 | 35.2 |
| Selling, general and administrative expenses | 21.9 | 22.1 | 22.1 |
| Depreciation and amortization | 2.5 | 2.5 | 2.5 |
| Preopening expenses | 0.3 | 0.3 | 0.4 |
| Operating income | 11.7 | 10.6 | 10.2 |
| Interest expense | 0.4 | 0.6 | 0.5 |
| Interest income | (0.1) | 0.0 | 0.0 |
| Income before income taxes | 11.4 | 10.0 | 9.7 |
| Provision for income taxes | 4.3 | 3.7 | 3.7 |
| Net income | 7.1% | 6.3% | 6.0% |

*Net sales.* Net sales, number of stores, sales growth, net sales per selling square foot and comparable store base for the last three fiscal years were as follows:

| | Fiscal Year | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Net sales (in thousands) | $15,544,184 | $13,402,217 | $11,700,619 |
| Number of stores open (end of period) | 817 | 732 | 637 |
| Sales growth—all stores | 16.0% | 14.5% | 13.8% |
| Sales growth—comparable stores (a) | 5.9% | 3.4% | 0.3% |
| Net sales per selling square foot (b) | $ 256 | $ 252 | $ 255 |
| Comparable store base | 637 | 542 | 457 |

(a) Comparable store sales growth for each period is based on sales of stores (including e-commerce sales, relocated or expanded stores) open throughout the full period and throughout the full prior period. Fiscal 2006 comparable store sales growth compares the 52 weeks ended January 27, 2007 to the 52 weeks ended January 28, 2006.

(b) Net sales per selling square foot is calculated using net sales of stores that have been open for the full year divided by their square footage of selling space. The fiscal 2006 net sales per square foot calculation exclude the impact of the 53rd week.

Net sales increased $2,142.0 million, or 16.0%, from $13,402.2 million in fiscal 2005 to $15,544.2 million in fiscal 2006. Net sales increased $1,209.0 million due to the opening of 85 new stores in fiscal 2006 and to the inclusion of a full year of operating results for the 95 stores opened in fiscal 2005. Comparable store sales increased $736.2 million, or 5.9%, in fiscal 2006 and the remaining increase in net sales was due to the 53rd week. The comparable store sales increase was driven by a 3.8% increase in the number of transactions and a 2.1% increase in the average transaction value. All areas of the business had positive sales results with the Men's and Home businesses having the strongest sales performance. All regions had positive comparable sales increases. The Southwest region had the strongest comparable store sales performance.

Net sales increased $1,701.6 million, or 14.5%, from $11,700.6 million in fiscal 2004 to $13,402.2 million in fiscal 2005. Net sales increased $1,336.4 million due to the opening of 95 new stores in fiscal 2005 and to the inclusion of a full year of operating results for the 95 stores opened in fiscal 2004. Comparable store sales increased $365.2 million, or 3.4%, in fiscal 2005.

The Company's merchandise mix is reflected in the table below:

| | Fiscal Year | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Women's | 32.6% | 32.6% | 32.5% |
| Men's | 18.8% | 18.6% | 18.5% |
| Home | 18.5% | 18.4% | 18.5% |
| Children's | 12.9% | 13.0% | 13.4% |
| Accessories | 9.1% | 9.2% | 9.0% |
| Footwear | 8.1% | 8.2% | 8.1% |

*Gross margin.* The Company's gross margin as a percent of net sales was 36.4% for fiscal 2006 compared to 35.5% for fiscal 2005. Gross margin increased $890.8 million from $4,762.9 million in fiscal 2005 to $5,653.7 million in fiscal 2006. Gross margin increased $434.0 million due to the opening of 85 new stores in fiscal 2006 and to the inclusion of a full year of operating results for the 95 stores opened in fiscal 2005. The comparable store gross margin increased $456.8 million. The improvement in gross margin was related to improvement in markup, inventory shortage, inventory management and better receipt flow across all store volume levels. Gross margin was also helped by increased penetration of private and exclusive brands. Private and exclusive brands increased to 34.5% of sales in fiscal 2006 from 30.0% last year. All lines of business experienced gross margin rate increases and the largest contributor to the gross margin rate increase was Women's. In addition, gross margin includes the effect of the Company's initial recognition of gift card breakage of $15.0 million in 2006.

The Company's gross margin as a percent of net sales was 35.5% for fiscal 2005 compared to 35.2% for fiscal 2004. Gross margin increased $649.3 million from $4,113.6 million in fiscal 2004 to $4,762.9 million in fiscal 2005. Gross margin increased $459.0 million due to the opening of 95 new stores in fiscal 2005 and to the inclusion of a full year of operating results for the 95 stores opened in fiscal 2004. Comparable store gross margin increased $190.3 million due to improved gross margin on clearance sales, better merchandise content and improved inventory flow. The largest contributor to the gross margin rate increase was Women's.

*Selling, general and administrative expenses.* S,G&A expenses include all direct store expenses such as payroll, occupancy and store supplies and all costs associated with the Company's distribution centers, advertising and corporate functions, but exclude depreciation and amortization. S,G&A expenses increased $437.9 million, or 14.8%, to $3,401.4 million in fiscal 2006 compared to $2,963.5 million in fiscal 2005. S,G&A expenses as a percent of net sales were 21.9% in fiscal 2006 compared to 22.1% in fiscal 2005. The Company achieved leverage in store operating expenses, credit costs and distribution center costs, offset by corporate and advertising expenses de-leveraging for the year. The increase in corporate expenses was driven by the effects of the Company's stronger performance on incentive compensation expense. The increase in advertising expenses was driven by a shift in the mix of marketing toward more branding and direct mail.

S,G&A expenses increased $380.5 million, or 14.7%, to $2,963.5 million in fiscal 2005 compared to $2,583.0 million in fiscal 2004. S,G&A expenses as a percent of net sales was 22.1% in both fiscal 2005 and fiscal 2004. Store operating expenses increased 15.5%, which is consistent with the Company's square footage growth of 15.1%. The Company leveraged distribution expenses due to the increased productivity on a units per hour basis. The Company also leveraged credit expenses which were offset by increased corporate expenses as a percent of net sales.

*Depreciation and amortization.* The total amount of depreciation and amortization increased from $338.9 million in fiscal 2005 to $387.7 million in fiscal 2006 due to the addition of new stores and the mix of owned compared to leased stores. Depreciation and amortization as a percentage of net sales was 2.5% for fiscal 2006, 2005 and 2004.

*Preopening expenses.* Preopening expenses are expensed as incurred and relate to the costs incurred prior to new store openings which includes advertising, hiring, and training costs for new employees, processing and transporting initial merchandise and rent expense. The average cost per store fluctuates based on the mix of stores opened in new markets compared to existing markets, with new markets being more expensive. The average cost to open the 85 new stores in fiscal 2006 was $580,000, the average cost to open the 95 new stores in fiscal 2005 was $481,000 and the average cost to open the 95 new stores in fiscal 2004 was $540,000. The increase in the average cost to open a store in fiscal 2006 is due to the adoption of Financial Accounting Standards Board Staff Position FAS 13-1, "Accounting for Rental Costs Incurred during a Construction Period" (FSP 13-1), as of January 29, 2006, which requires that rental costs associated with ground or building operating leases incurred during the construction period be recognized as rental expense. Prior to the adoption of FSP 13-1, the Company capitalized rental costs incurred during the construction period. The decrease in the average cost to open a store in fiscal 2005 compared to fiscal 2004 was due to the mix of stores opened in new markets compared to existing markets as well as entries made into less expensive markets.

*Interest expense.* Net interest expense decreased $30.0 million from $70.4 million in fiscal 2005 to $40.4 million in fiscal 2006. The decrease in net interest expense was primarily due to an increase in interest income of $22.9 million, resulting from the interest earned on the investment of the proceeds received from the sale of the Company's private label credit card portfolio and higher interest rates on investments than last year. The decrease was also a result of less interest expense due to the retirement of $100.0 million of current debt during the first quarter of 2006. Net interest expense increased $7.9 million from $62.5 million in fiscal 2004 to $70.4 million in fiscal 2005. The increase is due to decreased capitalized interest due to less capital spending.

*Income taxes.* The Company's effective tax rate was 37.5% in fiscal 2006, 37.4% in fiscal 2005 and 37.8% in fiscal 2004. The tax rate for fiscal 2006 benefited from the tax free interest earned on investments. The fiscal 2005 tax rate was a result of a $4.9 million tax adjustment due to the favorable resolution of certain state tax matters.

**Inflation**

The Company does not believe that inflation has had a material effect on the results of operations during the periods presented. However, there can be no assurance that the Company's business will not be affected by inflation in the future.

**Liquidity and Capital Resources**

The Company's primary ongoing cash requirements are for capital expenditures in connection with the expansion and remodeling programs and seasonal and new store inventory purchases. The Company's primary sources of funds for its business activities are cash flow provided by operations, short-term trade credit and its lines of credit.

*Operating activities.* Cash flow provided by operations was $3,099.4 million in fiscal 2006 compared to $881.6 million in fiscal 2005, a $2,217.8 million increase. The primary source of cash flow provided by operations was the $1,652.1 million cash proceeds received in connection with the sale of the Company's proprietary credit card accounts on April 21, 2006. The primary use of cash flow was a $350.5 million increase in merchandise inventories which was partially offset by a $104.4 million increase in accounts payable. Cash flow provided by operations was $881.6 million in fiscal 2005 compared to $937.1 million in fiscal 2004, a decrease of $55.5 million. The primary uses of cash flow were provided by a $290.6 million increase in merchandise inventories and a $262.4 million increase in the accounts receivable portfolio. The primary sources of cash flow were a $125.3 million increase in accounts payable and a 19.7% increase in net income.

Short-term trade credit, in the form of extended payment terms for inventory purchases, represents a significant source of financing for merchandise inventories. Seasonal cash needs are met by the line of credit available under the Company's revolving credit facility. The Company's working capital and inventory levels typically build throughout the fall, peaking during the holiday selling season.

Key financial ratios that provide certain measures of the Company's liquidity are as follows:

| | February 3, 2007 | January 28, 2006 | January 29, 2005 |
|---|---|---|---|
| | | ($ In Thousands) | |
| Working capital | $1,482,382 | $2,519,642 | $2,187,364 |
| Current ratio | 1.77:1 | 2.44:1 | 2.50:1 |
| Debt / capitalization | 15.9% | 16.2% | 18.0% |
| Earnings to fixed charges | 7.61 | 6.35 | 5.83 |

The decrease in the Company's working capital and current ratio in fiscal 2006 is primarily due to the sale of the Company's private label credit card portfolio and the subsequent use of the proceeds to fund the $1.6 billion of share repurchases made during the year. The improvement in the debt / capitalization ratio in fiscal 2006 was due to the $1.6 billion of share repurchases made during the year and the retirement of $100.0 million of debt during the first quarter of 2006. The improvement in the earnings to fixed charges ratio was a result of the 31.7% increase in net income in fiscal 2006.

At February 3, 2007, the Company's merchandise inventories increased $350.5 million to $2,588.1 million, an increase of 15.7% from the January 28, 2006 balance of $2,237.6 million. On an average store basis, the inventory at February 3, 2007 increased 3.6% compared to the inventory at January 28, 2006. Accounts payable increased $104.4 million to $934.4 million at February 3, 2007, from the January 28, 2006, balance of $830.0 million.

*Investing activities.* Net cash used in investing activities was $1,419.3 million in fiscal 2006 compared to $903.7 million in fiscal 2005. Investing activities in 2006 included $1,142.2 million of capital expenditures and the net purchases of $270.2 million of short-term investments. The purchase of short-term investments represents the investment of excess proceeds received from the private label credit card transaction and the investment of additional free cash flow. Net cash used in investing activities was $903.7 million in fiscal 2005 compared to $977.5 million in fiscal 2004. Investing activities in 2005 included $828.1 million of capital expenditures compared to $919.0 million in 2004.

Capital expenditures, including favorable lease rights, by major category are as follows:

| | February 3, 2007 | January 28, 2006 | January 29, 2005 |
|---|---|---|---|
| New Stores | 75% | 74% | 76% |
| Remodels / Relocations | 3% | 7% | 6% |
| Distribution Centers, Information Technology, and Other | 22% | 19% | 18% |
| Total | 100% | 100% | 100% |

The Company opened 85 new stores and one distribution center in fiscal 2006, and continued to make capital investments for information systems and other infrastructure to support the Company's growth. The increase in capital spending is a result of a shift in the store opening schedule to the fall season and the new distribution center in Patterson, California.

Total capital expenditures for fiscal 2007 are currently expected to be approximately $1.6 billion. Capital expenditures include costs for new store openings, store remodels and other base capital needs. The amount of capital expenditures fluctuates primarily as a result of the timing of new store capital spending, the mix of owned, leased and acquired stores, the number of stores remodeled and the timing of opening distribution centers. The expected increase in fiscal 2007 is due to opening 25-30 additional stores, more of which are owned, 24 additional remodels and investments in information systems. In addition, the Company expects a more balanced store opening schedule between the spring and fall seasons in fiscal 2008, resulting in more capital spending on those stores in fiscal 2007. The Company does not anticipate that its planned expansion will be limited by any restrictive covenants in its financing agreements. The Company's capital structure is well positioned to support its expansion plans. The Company anticipates that internally generated cash flows will be the primary source of funding for future growth.

*Financing activities.* The Company anticipates that it will be able to satisfy its working capital requirements, planned capital expenditures and debt service requirements with available cash and short-term investments, proceeds from cash flows from operations, short-term trade credit, seasonal borrowings under its revolving credit facility and other sources of financing. The Company expects to generate adequate cash flow from operating activities to sustain current levels of operations.

The Company maintained the following credit ratings as of March 20, 2007:

| | Credit Ratings | | |
|---|---|---|---|
| | **Moody's** | **Standard & Poor's** | **Fitch** |
| Long-term debt | A3 | BBB+ | A |

On October 12, 2006, the Company entered into a new $900.0 million senior unsecured revolving credit facility agreement ("revolver"). This agreement replaced the $532.0 million unsecured revolving bank credit facility ("previous revolver") which would have matured on July 10, 2007. Depending on the type of advance under these facilities, amounts borrowed bear interest at competitive bid rates; LIBOR plus a margin based on the Company's long-term unsecured debt rating; or the agent bank's base rate. No amounts were outstanding under the revolver as of February 3, 2007. No amounts were outstanding under the previous revolver as of January 28, 2006.

The Company also had a Receivable Purchase Agreement ("RPA") which was terminated in the first quarter of 2006 in conjunction with the sale of the Company's private label credit card receivables. No amounts were outstanding as of January 28, 2006.

**Outlook**

The success the Company achieved over the last year was due to the consistent comparable and total sales growth, across all lines of business and regions, each and every quarter. The Company saw improvement in every major line of the income statement and significantly increased its cash flow for the year while returning cash to its shareholders through its share repurchase program.

The Company will continue to build on this momentum in 2007 with the introduction of new brands, the continued rollout of its new innovation store format, continued focus on inventory management and continued investment in marketing. The opportunity to continue to increase market share as well as introduce its customers to new areas of the store is great. With these initiatives, the Company believes it can continue to achieve industry-leading comparable store sales increases.

The Company is working further ahead in site selection, which should create better balance in its store opening schedule between the spring and fall seasons beginning in fiscal 2008. The Company is obtaining high-quality sites that should allow it to continue to earn healthy returns on its investment and reach its goal of operating 1,200 stores by 2010.

The Company also achieved a new all-time high and industry-leading operating margin of 11.7% in 2006. Through continued investment in talent and technology, the Company should continue to improve this metric in the coming years and stay ahead of its competition.

For fiscal 2007, the Company expects a total sales increase of 9% to 11%, a comparable store sales increase of 2% to 4%, a gross margin rate increase of 30 to 40 basis points and to achieve SG&A leverage at a 2% comparable store sales increase. Achieving these assumptions would result in earnings per diluted share of $3.68 to $3.84 for the year.

**Contractual Obligations**

The Company has aggregate contractual obligations of $14,295.5 million related to debt repayments, capital leases, operating leases, royalties and purchase obligations as of February 3, 2007, as follows:

| | Fiscal Year | | | | | | |
|---|---|---|---|---|---|---|---|
| | 2007 | 2008 | 2009 | 2010 | 2011 | Thereafter | Total |
| | | | | (In Thousands) | | | |
| Long-term debt (a) | $ 58,793 | $ 58,775 | $ 58,775 | $ 58,775 | $449,325 | $1,301,850 | $ 1,986,293 |
| Capital leases (a) | 31,070 | 23,150 | 21,678 | 18,540 | 17,835 | 207,100 | 319,373 |
| Operating leases | 369,966 | 375,563 | 370,070 | 363,529 | 361,869 | 6,976,862 | 8,817,859 |
| Royalties | 18,233 | 26,616 | 31,092 | 36,118 | 19,082 | 18,395 | 149,536 |
| Purchase obligations (b) | 3,001,793 | 442 | — | — | — | — | 3,002,235 |
| Other (c) | 19,049 | 930 | 238 | — | — | — | 20,217 |
| Total | $3,498,904 | $485,476 | $481,853 | $476,962 | $848,111 | $8,504,207 | $14,295,513 |

(a) Annual commitments on long-term debt and capital leases are inclusive of related interest costs which total $1,090.4 million and $135.0 million, respectively. Also included in capital leases above are $21.3 million of lease obligations related to stores to be opened in 2007 and 2008.

(b) The Company's purchase obligations consist mainly of purchase orders for merchandise. Amounts committed under open purchase orders for merchandise are cancelable without penalty prior to a date that precedes the vendors' scheduled shipment date.

(c) The other category above primarily includes commitments for stores to be opened in fiscal 2007 and 2008.

The Company also has outstanding letters of credit and stand-by letters of credit that total approximately $41.0 million at February 3, 2007. If certain conditions were met under these arrangements, the Company would be required to satisfy the obligations in cash. Due to the nature of these arrangements and based on historical experience, the Company does not expect to make any significant payments. Therefore, they have been excluded from the preceding table.

## Off-Balance Sheet Arrangements

The Company has not provided any financial guarantees as of February 3, 2007.

The Company has not created, and is not party to, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating the Company's business. The Company does not have any arrangements or relationships with entities that are not consolidated into the financial statements that are reasonably likely to materially affect the Company's liquidity or the availability of capital resources.

## Critical Accounting Policies and Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Company to make estimates and assumptions that affect the reported amounts. A discussion of the more significant estimates follows. Management has discussed the development, selection and disclosure of these estimates and assumptions with the Audit Committee of the Board of Directors.

### *Retail Inventory Method and Inventory Valuation*

The Company values its inventory at the lower of cost or market with cost determined on the first-in, first-out (FIFO) basis using the retail inventory method (RIM). Under RIM, the valuation of inventories at cost and the resulting gross margins are calculated by applying a cost-to-retail ratio to the retail value inventories. RIM is an averaging method that has been widely used in the retail industry due to its practicality. The use of the retail inventory method will result in inventories being valued at the lower of cost or market as markdowns are currently taken as a reduction of the retail value of inventories.

Based on a review of historical clearance markdowns, current business trends, expected vendor funding and discontinued merchandise categories, an adjustment to inventory is recorded to reflect additional markdowns which are estimated to be necessary to liquidate existing clearance inventories and reduce inventories to the lower of cost or market. Management believes that the Company's inventory valuation approximates the net realizable value of clearance inventory and results in carrying inventory at the lower of cost or market.

### *Vendor Allowances*

The Company records vendor allowances and discounts in the income statement when the purpose for which those monies were designated is fulfilled. Allowances provided by vendors generally relate to profitability of inventory recently sold and, accordingly, are reflected as reductions to cost of merchandise sold as negotiated. Vendor allowances received for advertising or fixture programs reduce the Company's expense or expenditure for the related advertising or fixture program when appropriate. Vendor allowances will fluctuate based on the amount of promotional and clearance markdowns necessary to liquidate the inventory. See Note 1 to the consolidated financial statements, "Business and Summary of Accounting Policies."

### *Insurance Reserve Estimates*

The Company uses a combination of insurance and self-insurance for a number of risks including workers' compensation, general liability and employee-related health care benefits, a portion of which is paid by its associates. The Company determines the estimates for the liabilities associated with these risks by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions. A change in claims frequency and severity of claims from historical experience as well as changes in state statutes and the mix of states in which the Company operates could result in a change to the required reserve levels. Under its workers' compensation and general liability insurance policies, the Company retains the initial risk of $500,000 and $250,000, respectively, per occurrence. The Company also has a lifetime medical payment limit of $1.5 million.

*Impairment of Assets and Closed Store Reserves*

The Company has a significant investment in property and equipment and favorable lease rights. The related depreciation and amortization is computed using estimated useful lives of up to 50 years. The Company reviews whether indicators of impairment of long-lived assets held for use (including favorable lease rights) are present annually or whenever an event, such as decisions to close a store, indicate the carrying value of the asset may not be recoverable. The Company has historically not experienced any significant impairment of long-lived assets or closed store reserves. Decisions to close a store can also result in accelerated depreciation over the revised useful life. If the store is leased, a reserve is set up for the discounted difference between the rent and the expected sublease rental income when the location is no longer in use. A significant change in cash flows, market valuation, demand for real estate or other factors, could result in an increase or decrease in the reserve requirement or impairment charge.

*Income Taxes*

The Company pays income taxes based on tax statutes, regulations and case law of the various jurisdictions in which it operates. At any one time, multiple tax years are subject to audit by the various taxing authorities. The Company's effective income tax rate was 37.5% in fiscal 2006, 37.4% in fiscal 2005 and 37.8% in fiscal 2004. The effective rate is impacted by changes in law, location of new stores, level of earnings and the result of tax audits.

*Operating Leases*

The Company leases retail stores under operating leases. Many lease agreements contain rent holidays, rent escalation clauses and/or contingent rent provisions. The Company recognizes rent expense on a straight-line basis over the expected lease term, including cancelable option periods where failure to exercise such options would result in an economic penalty. The Company uses a time period for its straight-line rent expense calculation that equals or exceeds the time period used for depreciation. In addition, the commencement date of the lease term is the earlier of the date when the Company becomes legally obligated for the rent payments or the date when the Company takes possession of the land or the building for initial setup of fixtures and merchandise.

**New Accounting Pronouncements**

In October 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position FAS 13-1, "Accounting for Rental Costs Incurred during a Construction Period" (FSP 13-1). FSP 13-1 requires that rental costs associated with ground or building operating leases that are incurred during the construction period be recognized as rental expense. FSP 13-1 is applicable for the first reporting period after December 15, 2005. The Company has historically capitalized rental costs incurred during a construction period and the adoption of this guidance negatively impacted net income per share by approximately $0.03 in fiscal 2006.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 clarifies the accounting for income taxes by prescribing a minimum threshold that a tax position is required to meet before being recognized in the financial statements. Under FIN 48, a tax position is not recognized until it is more likely than not to be sustained upon examination. Measurement of the tax position is based on the largest amount, determined on a cumulative probability basis that it is more likely than not to be realized upon ultimate settlement. FIN 48 applies to all tax positions related to income taxes subject to SFAS No. 109, "Accounting for Income Taxes." FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect that this interpretation will have a material impact on the Company's consolidated net earnings, cash flows or financial position.

In September 2006, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 108 (SAB 108), "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements." SAB 108 addresses quantifying financial statement misstatements, specifically, how the effects of prior year errors should be treated when quantifying misstatements in the current year financial statements. SAB 108 provides transition guidance for correcting errors existing in prior years by allowing a one-time correction for prior period misstatements that were uncorrected as of the beginning of the fiscal year of adoption. SAB 108 is effective for fiscal years ending after November 15, 2006. The Company adopted SAB 108 as of February 3, 2007, with no impact on the Company's net earnings, cash flows or financial position.

**Item 7A. Quantitative and Qualitative Disclosures About Market Risk**

The Company's primary exposure to market risk consists of changes in interest rates or borrowings. At February 3, 2007 and January, 28, 2006, the Company's long-term debt, excluding capital leases, was $895.8 million and $996.7 million, respectively, all of which is fixed rate debt.

Long-term fixed rate debt is utilized as a primary source of capital. When these debt instruments mature, the Company may refinance such debt at then existing market interest rates, which may be more or less than interest rates on the maturing debt. If interest rates on the existing fixed rate debt outstanding at February 3, 2007 and January 28, 2006 changed by 100 basis points, the Company's annual interest expense would change by $9.0 million at February 3, 2007 and $10.0 million at January 28, 2006.

During fiscal 2006, average borrowings under the Company's variable rate revolving credit facilities were $19.0 million. During fiscal 2005, the Company's average borrowings under the variable rate revolving credit facilities and the short-term financing of its proprietary accounts receivable were $79.0 million. If interest rates on the average fiscal 2006 and fiscal 2005 variable rate debt changed by 100 basis points, the Company's annual interest expense would change by $190,000 and $790,000, respectively, assuming comparable borrowing levels.

During fiscal 2006 and fiscal 2005, the Company did not enter into any derivative financial instruments.

**Item 8. Financial Statements and Supplementary Data**

The financial statements are included in this report beginning on page F-3.

**Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosures**

None

**Item 9A. Controls and Procedures**

*(a) Evaluation of Disclosure Controls and Procedures*

The Company, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures (the "Evaluation") as of the last day of the period covered by this Report. Based upon the Evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective, alerting them to material information required to be disclosed in the Company's periodic reports filed with the SEC. It should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

*(b) Management's Annual Report on Internal Control over Financial Reporting*

The management of Kohl's Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Kohl's Corporation's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Kohl's Corporation's management assessed the effectiveness of the Company's internal control over financial reporting as of February 3, 2007. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework.* Based on our assessment we believe that, as of February 3, 2007, the Company's internal control over financial reporting is effective based on those criteria.

Kohl's Corporation's independent registered public accounting firm, Ernst & Young LLP, issued an audit report on our assessment of the Company's internal control over financial reporting. This report appears on the following page.

*(c) Changes in Internal Control Over Financial Reporting*

There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls during the last fiscal quarter, including any corrective actions with regard to significant deficiencies and material weaknesses.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of
Kohl's Corporation

We have audited management's assessment, included in the accompanying Management Report on Internal Control over Financial Reporting, that Kohl's Corporation maintained effective internal control over financial reporting as of February 3, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Kohl's Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Kohl's Corporation maintained effective internal control over financial reporting as of February 3, 2007, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Kohl's Corporation maintained, in all material respects, effective internal control over financial reporting as of February 3, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Kohl's Corporation as of February 3, 2007 and January 28, 2006, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended February 3, 2007 and our report dated March 13, 2007 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Milwaukee, Wisconsin
March 13, 2007

## PART III

### Item 9B. Other Information

None

### Item 10. Directors and Executive Officers of Registrant

For information with respect to the Directors of the Company, the Board of Directors' Audit Committee and the Company's written code of ethics, see the applicable portions of the "Item 1: Election of Directors" and "Questions and Answers About our Board of Directors and Corporate Governance Matters" sections of the Proxy Statement for the Company's May 2, 2007 Annual Meeting of Shareholders, which information is incorporated herein by reference. For information with respect to Section 16 reports, see the information provided in the "Section 16(a) Beneficial Ownership Reporting Compliance" section of the Proxy Statement for the Company's May 2, 2007 Annual Meeting of Shareholders, which information is incorporated herein by reference.

The executive officers of the Company as of March 7, 2007 are as follows:

| Name | Age | Position |
|---|---|---|
| R. Lawrence Montgomery | 58 | Chairman, Chief Executive Officer and Director |
| Kevin Mansell | 54 | President and Director |
| Thomas Kingsbury | 54 | Senior Executive Vice President—Store Operations/IT |
| Wesley S. McDonald | 44 | Executive Vice President—Chief Financial Officer |

Mr. Montgomery was elected Chairman of the Board in February 2003. He was promoted to Chief Executive Officer in February 1999. He was appointed to the Board of Directors in 1994 and served as Vice Chairman from March 1996 to November 2000. Mr. Montgomery served as Executive Vice President of Stores from February 1993 to February 1996 after joining the Company as Senior Vice President—Director of Stores in 1988. Mr. Montgomery has 36 years of experience in the retail industry.

Mr. Mansell has served as President and Director since February 1999. Mr. Mansell served as Executive Vice President—General Merchandise Manager from 1987 to 1998. Mr. Mansell joined the Company as a Divisional Merchandise Manager in 1982, and has 32 years of experience in the retail industry.

Mr. Kingsbury has served as Senior Executive Vice President since August 2006. Mr. Kingsbury served in a variety of management positions with the May Department Stores Company since 1976, most recently as President and Chief Executive Officer of the Filene's-Kaufmann's division since February 2000. Mr. Kingsbury has 30 years of experience in the retail industry.

Mr. McDonald has served as Executive Vice President—Chief Financial Officer since August 2003. Prior to joining the Company, Mr. McDonald held the position of Vice President—Chief Financial Officer at Abercrombie & Fitch from 2000 to 2003. Additionally, Mr. McDonald had served for 12 years in various executive positions at Target Corporation. Mr. McDonald has 19 years of experience in the retail industry.

### Item 11. Executive Compensation

See the information provided in the applicable portions of the "Questions and Answers About our Board of Directors and Corporate Governance Matters" and "Item 1: Election of Directors" sections of the Proxy Statement for the Company's May 2, 2007 Annual Meeting of Shareholders, which information is incorporated herein by reference.

### Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

See the information provided in the "Security Ownership of Certain Beneficial Owners, Directors and Management" and "Equity Compensation Plan Information" sections of the Proxy Statement for the Company's May 2, 2007 Annual Meeting of Shareholders, which information is incorporated herein by reference.

### Item 13. Certain Relationships and Related Transactions

See the information provided in the "Independence Determinations & Related Party Transactions" section of the Proxy Statement for the Company's May 2, 2007 Annual Meeting of Shareholders, which information is incorporated herein by reference.

### Item 14. Principal Accountant Fees and Services

See the information provided in the "Fees Paid to Ernst & Young LLP" section of the Proxy Statement for the Company's May 2, 2007 Annual Meeting of Shareholders, which information is incorporated herein by reference.

## PART IV

### Item 15. Exhibits and Financial Statement Schedules

(a) Documents filed as part of this report:

1. Consolidated Financial Statements:

   See "Index to Consolidated Financial Statements and Schedule of Kohl's Corporation" on page F-1, the Report of Independent Registered Public Accounting Firm on page F-2 and the Consolidated Financial Statements and Schedule on pages F-3 to F-21, all of which are incorporated herein by reference.

2. Financial Statement Schedule:

   See "Index to Consolidated Financial Statements and Schedule of Kohl's Corporation" on page F-1 and the "Financial Statement Schedule" on page F-21, all of which are incorporated herein by reference.

3. Exhibits:

   See "Exhibit Index" of this Form 10-K, which is incorporated herein by reference.

The Exhibit Index has been omitted from this printed shareholder report. Shareholders may obtain the Exhibit Index without charge by calling Kohl's investor relations at 262-703-1440 or by accessing the Company's website at www.kohls.com, selecting "Investor Relations," then "Financial Links," then "SEC Filings."

## INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE OF KOHL'S CORPORATION



All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Kohl's Corporation

We have audited the accompanying consolidated balance sheets of Kohl's Corporation and subsidiaries (the Company) as of February 3, 2007 and January 28, 2006, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended February 3, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kohl's Corporation at February 3, 2007 and January 28, 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended February 3, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Kohl's Corporation's internal control over financial reporting as of February 3, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2007, expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Milwaukee, Wisconsin
March 13, 2007

## KOHL'S CORPORATION

## CONSOLIDATED BALANCE SHEETS
### (In Thousands, Except Per Share Data)

| | February 3, 2007 | January 28, 2006 |
|---|---|---|
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 189,170 | $ 126,839 |
| Short-term investments | 431,230 | 160,077 |
| Accounts receivable trade, net of allowance for doubtful accounts of $0 and $26,335, respectively | — | 1,652,065 |
| Merchandise inventories | 2,588,099 | 2,237,568 |
| Deferred income taxes | 40,190 | 23,677 |
| Other | 152,351 | 66,327 |
| Total current assets | 3,401,040 | 4,266,553 |
| Property and equipment, net | 5,352,974 | 4,616,303 |
| Favorable lease rights, net | 219,286 | 212,380 |
| Goodwill | 9,338 | 9,338 |
| Other assets | 58,539 | 48,920 |
| Total assets | $ 9,041,177 | $9,153,494 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Accounts payable | $ 934,376 | $ 829,971 |
| Accrued liabilities | 732,178 | 642,091 |
| Income taxes payable | 233,263 | 166,908 |
| Current portion of long-term debt and capital leases | 18,841 | 107,941 |
| Total current liabilities | 1,918,658 | 1,746,911 |
| Long-term debt and capital leases | 1,040,057 | 1,046,104 |
| Deferred income taxes | 243,530 | 217,801 |
| Other long-term liabilities | 235,537 | 185,340 |
| Shareholders' equity: | | |
| Common stock—$.01 par value, 800,000 shares authorized, 348,502 and 345,088 shares issued | 3,485 | 3,450 |
| Paid-in capital | 1,748,792 | 1,583,035 |
| Treasury stock at cost, 27,516 and 0 shares, respectively | (1,628,416) | — |
| Retained earnings | 5,479,534 | 4,370,853 |
| Total shareholders' equity | 5,603,395 | 5,957,338 |
| Total liabilities and shareholders' equity | $ 9,041,177 | $9,153,494 |

See accompanying notes

## KOHL'S CORPORATION

## CONSOLIDATED STATEMENTS OF INCOME
**(In Thousands, Except Per Share Data)**

| | Fiscal Year Ended | | |
|---|---|---|---|
| | **February 3, 2007** | **January 28, 2006** | **January 29, 2005** |
| Net sales | **$15,544,184** | $13,402,217 | $11,700,619 |
| Cost of merchandise sold | **9,890,513** | 8,639,278 | 7,586,992 |
| Gross margin | **5,653,671** | 4,762,939 | 4,113,627 |
| Operating expenses: | | | |
| Selling, general and administrative | **3,401,434** | 2,963,472 | 2,582,996 |
| Depreciation and amortization | **387,674** | 338,916 | 288,173 |
| Preopening expenses | **49,762** | 44,370 | 49,131 |
| Total operating expenses | **3,838,870** | 3,346,758 | 2,920,300 |
| Operating income | **1,814,801** | 1,416,181 | 1,193,327 |
| Other expense (income): | | | |
| Interest expense | **66,743** | 73,925 | 64,761 |
| Interest income | **(26,387)** | (3,534) | (2,309) |
| Income before income taxes | **1,774,445** | 1,345,790 | 1,130,875 |
| Provision for income taxes | **665,764** | 503,830 | 427,474 |
| Net income | **$ 1,108,681** | $ 841,960 | $ 703,401 |
| Net income per share: | | | |
| Basic | **$ 3.34** | $ 2.45 | $ 2.06 |
| Diluted | **$ 3.31** | $ 2.43 | $ 2.04 |

See accompanying notes

## KOHL'S CORPORATION

## CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(In Thousands)

| | Common Stock | | Paid-In Capital | Treasury Stock | Retained Earnings | Total Shareholders' Equity |
|---|---|---|---|---|---|---|
| | Shares | Amount | | | | |
| Balance at January 31, 2004 | 340,141 | $3,401 | $1,382,630 | $ — | $2,825,492 | $ 4,211,523 |
| Exercise of stock options | 3,204 | 32 | 47,062 | — | — | 47,094 |
| Income tax benefit from exercise of stock options | — | — | 28,505 | — | — | 28,505 |
| Share-based compensation expense | — | — | 43,375 | — | — | 43,375 |
| Net income | — | — | — | — | 703,401 | 703,401 |
| Balance at January 29, 2005 | 343,345 | 3,433 | 1,501,572 | — | 3,528,893 | 5,033,898 |
| Exercise of stock options | 1,743 | 17 | 22,841 | — | — | 22,858 |
| Income tax benefit from exercise of stock options | — | — | 14,458 | — | — | 14,458 |
| Share-based compensation expense | — | — | 44,164 | — | — | 44,164 |
| Net income | — | — | — | — | 841,960 | 841,960 |
| Balance at January 28, 2006 | 345,088 | 3,450 | 1,583,035 | — | 4,370,853 | 5,957,338 |
| Exercise of stock options | **3,414** | **35** | **94,559** | — | — | **94,594** |
| Income tax benefit from exercise of stock options | — | — | **25,707** | — | — | **25,707** |
| Share-based compensation expense | — | — | **45,491** | — | — | **45,491** |
| Treasury stock purchases | — | — | — | **(1,628,416)** | — | **(1,628,416)** |
| Net income | — | — | — | — | **1,108,681** | **1,108,681** |
| Balance at February 3, 2007 | **348,502** | **$3,485** | **$1,748,792** | **$(1,628,416)** | **$5,479,534** | **$ 5,603,395** |

See accompanying notes

KOHL'S CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

| | Fiscal Year Ended | | |
|---|---|---|---|
| | February 3, 2007 | January 28, 2006 | January 29, 2005 |
| **Operating activities** | | | |
| Net income | **$ 1,108,681** | $ 841,960 | $ 703,401 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | **388,299** | 339,608 | 288,892 |
| Share-based compensation | **44,699** | 43,941 | 43,375 |
| Excess tax benefits from share-based compensation | **(25,707)** | (14,458) | (10,563) |
| Deferred income taxes | **9,216** | 18,793 | 78,274 |
| Amortization of debt discount | **216** | 218 | 216 |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable trade, net | **1,652,065** | (262,433) | (239,475) |
| Merchandise inventories | **(350,531)** | (290,591) | (339,987) |
| Other current and long-term assets | **(63,781)** | (20,095) | 19,188 |
| Accounts payable | **104,405** | 125,316 | 172,056 |
| Accrued and other long-term liabilities | **139,754** | 95,203 | 151,558 |
| Income taxes | **92,062** | 4,184 | 70,160 |
| Net cash provided by operating activities | **3,099,378** | 881,646 | 937,095 |
| **Investing activities** | | | |
| Acquisition of property and equipment and favorable lease rights | **(1,142,247)** | (828,095) | (919,005) |
| Purchases of short-term investments | **(13,509,169)** | (2,978,529) | (2,880,481) |
| Sales of short-term investments | **13,238,936** | 2,907,219 | 2,825,999 |
| Other | **(6,856)** | (4,333) | (4,004) |
| Net cash used in investing activities | **(1,419,336)** | (903,738) | (977,491) |
| **Financing activities** | | | |
| Excess tax benefits from share-based compensation | **25,707** | 14,458 | 10,563 |
| Payments of long-term debt and capital leases | **(109,596)** | (5,102) | (13,292) |
| Net proceeds from issuance of common stock | **94,594** | 22,858 | 47,094 |
| Treasury stock purchases | **(1,628,416)** | — | — |
| Net cash (used in) provided by financing activities | **(1,617,711)** | 32,214 | 44,365 |
| Net increase in cash and cash equivalents | **62,331** | 10,122 | 3,969 |
| Cash and cash equivalents at beginning of year | **126,839** | 116,717 | 112,748 |
| Cash and cash equivalents at end of year | **$ 189,170** | $ 126,839 | $ 116,717 |

See accompanying notes

**KOHL'S CORPORATION**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

## 1. Business and Summary of Accounting Policies

### Business

As of February 3, 2007, Kohl's Corporation (the Company) operated 817 family oriented, department stores located in 45 states that feature exclusive and national brand apparel, footwear, accessories, soft home products and housewares targeted to middle-income customers.

### Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated.

### Accounting Period

The Company's fiscal year end is the Saturday closest to January 31. The financial statements reflect the results of operations and cash flows for the fiscal years ended February 3, 2007 (fiscal 2006), January 28, 2006 (fiscal 2005) and January 29, 2005 (fiscal 2004). Fiscal 2006 includes 53 weeks and fiscal 2005 and 2004 include 52 weeks.

### Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

### Reclassifications

Certain reclassifications have been made to prior years' financial statements to conform to the fiscal 2006 presentation.

### Cash Equivalents

Cash equivalents represent money market funds and are stated at cost, which approximates fair value.

### Short-term Investments

Short-term investments consist primarily of municipal auction rate securities and are stated at cost, which approximates market value. Short-term investments are classified as available-for-sale securities and are highly liquid. These securities generally have a put option feature that allows the Company to liquidate the investments at par.

### Merchandise Inventories

Merchandise inventories are valued at the lower of cost or market using a first-in, first-out method (FIFO). The Company changed its method of accounting for inventory from the last-in, first-out method (LIFO) to the FIFO method during fiscal 2005. The Company believes that adopting the FIFO method provides more transparent financial reporting and is consistent with the Company's changing business environment with respect

**1. Business and Summary of Accounting Policies (continued)**

to the sourcing of goods and the nature of its inventory. The cumulative effect of the change was a $2.4 million increase to gross margin recorded in the quarter ended July 30, 2005. Because the accounting change was not material to the Company's financial statements for any of the years presented, no retroactive restatement of prior years' financial statements was made.

### Property and Equipment

Property and equipment consist of the following:

| | February 3, 2007 | January 28, 2006 |
|---|---|---|
| | (In Thousands) | |
| Land | **$ 745,517** | $ 576,688 |
| Buildings and improvements | **3,967,988** | 3,389,373 |
| Store fixtures and equipment | **1,643,657** | 1,461,997 |
| Property under capital leases | **185,871** | 172,260 |
| Construction in progress | **243,435** | 185,213 |
| Capitalized software | **220,241** | 168,577 |
| Total property and equipment | **7,006,709** | 5,954,108 |
| Less accumulated depreciation | **(1,653,735)** | (1,337,805) |
| | **$ 5,352,974** | $ 4,616,303 |

Construction in progress includes land and improvements for locations not yet opened and for the expansion and remodeling of existing locations in process at the end of each fiscal year.

Property and equipment is recorded at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Property rights under capital leases and improvements to leased property are amortized on a straight-line basis over the term of the lease or useful life of the asset, whichever is less. Depreciation expense for property and equipment, including property under capital leases and capitalized software, totaled $375,067,000, $326,393,000 and $277,885,000 for fiscal 2006, 2005 and 2004, respectively.

The annual provisions for depreciation and amortization have been principally computed using the following ranges of useful lives:

| | |
|---|---|
| Buildings and improvements | 8-40 years |
| Store fixtures and equipment | 3-15 years |
| Property under capital leases | 5-40 years |
| Computer hardware and software | 3-5 years |

### Capitalized Interest

The Company capitalizes interest on the acquisition and construction of new locations and expansion of existing locations and depreciates that amount over the lives of the related assets. The total interest capitalized was $7,684,000, $7,297,000 and $13,297,000 in fiscal 2006, 2005 and 2004, respectively.

## 1. Business and Summary of Accounting Policies (continued)

### Favorable Lease Rights

Favorable lease rights are generally amortized on a straight-line basis over the remaining base lease term plus certain options with a maximum of 50 years. Accumulated amortization was $84,144,000 at February 3, 2007 and $71,537,000 at January 28, 2006. Amortization begins when the respective stores are opened. Amortization expense was $12,607,000, $12,523,000, and $10,288,000 for the years ended February 3, 2007, January 28, 2006, and January 29, 2005, respectively. The estimated amortization expense for the current favorable lease right assets for the next five years is expected to be as follows:

| | Fiscal Year | | | | |
|---|---|---|---|---|---|
| | 2007 | 2008 | 2009 | 2010 | 2011 |
| | (In Thousands) | | | | |
| Amortization expense | **$11,463** | $11,410 | $11,401 | $10,870 | $10,296 |

### Long-Lived Assets

In accordance with Statement of Financial Accounting Standards, ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," all long-lived assets (including favorable lease rights) are reviewed when events or changes in circumstances indicate that the assets carrying value may not be recoverable. If such indicators are present, it is determined whether the sum of the estimated undiscounted future cash flows attributable to such assets is less than their carrying amounts. The Company evaluated the ongoing value of its property and equipment and other long-lived assets as of February 3, 2007, January 28, 2006, and January 29, 2005, and determined that there was no significant impact on the Company's results of operations.

### Goodwill

The Company completed its annual goodwill impairment tests for fiscal 2006, 2005 and 2004 and determined there was no impairment of existing goodwill. The goodwill balance is $9.3 million as of February 3, 2007 and January 28, 2006.

### Accrued Liabilities

Accrued liabilities consist of the following:

| | February 3, 2007 | January 28, 2006 |
|---|---|---|
| | (In Thousands) | |
| Payroll and related fringe benefits | **$140,308** | $112,508 |
| Sales, property and use taxes | **92,351** | 126,709 |
| Various liabilities to customers | **182,156** | 164,857 |
| Accrued construction costs | **92,929** | 113,775 |
| Due to JP Morgan Chase | **83,876** | — |
| Other accruals | **140,558** | 124,242 |
| | **$732,178** | $642,091 |

The sales, property and use tax liability decreased $34.4 million from January 28, 2006 due to the timing of sales tax payments as a result of the sale of the Company's private label credit card accounts in April 2006 (see Note 2). The various liabilities to customers include gift cards and merchandise return cards that have been issued but not presented for redemption. The decrease in accrued construction costs from January 28, 2006 is a result of the timing of payments.

## KOHL'S CORPORATION

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

### 1. Business and Summary of Accounting Policies (continued)

#### Long-term Liabilities

The major components of other long-term liabilities consist of the following:

| | February 3, 2007 | January 28, 2006 |
|---|---|---|
| | (In Thousands) | |
| Property related liabilities | **$184,924** | $151,416 |
| Deferred compensation | **32,818** | 27,552 |
| Other long-term liabilities | **17,795** | 6,372 |
| | **$235,537** | $185,340 |

#### Comprehensive Income

Net income for all years presented is the same as comprehensive income.

#### Revenue Recognition

Revenue from the sale of the Company's merchandise at its stores is recognized at the time of sale, net of any returns. E-commerce sales are recorded upon the shipment of merchandise. Net sales do not include sales tax as the Company considers itself a pass-through conduit for collecting and remitting sales taxes. Revenue from gift card sales is recognized when the gift card is redeemed.

Gift card breakage revenue is based on historical redemption patterns and represents the balance of gift cards for which the Company believes the likelihood of redemption by a customer is remote. The Company analyzed the experience of the gift card program since its inception in 2001 to determine the breakage rate. Total sales for fiscal year 2006 include $15.0 million related to this initial recognition of gift card breakage revenue.

#### Vendor Allowances

The Company receives consideration for a variety of vendor sponsored programs, such as markdown allowances, volume rebates and promotion and advertising support. The vendor consideration is recorded either as a reduction of inventory costs or selling, general and administrative (S,G&A) expenses based on the application of the Emerging Issues Task Force No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor." Promotional and advertising allowances are intended to offset the Company's advertising costs to promote vendors' merchandise. Markdown allowances and volume rebates are recorded as a reduction of inventory costs.

#### Advertising

Advertising costs are expensed when the advertisement is first seen and were $766.9 million, $647.3 million and $563.7 million in fiscal 2006, 2005 and 2004, respectively. Advertising vendor allowances that offset advertising expenses were $112.4 million, $115.7 million and $97.1 million in fiscal 2006, 2005 and 2004, respectively.

Television and radio broadcast and newspaper circulars comprised the majority of the advertising costs all three years. The majority of the increase in total advertising costs in fiscal 2006 was due to the Company's shift in marketing mix towards more branding and direct mail.

## 1. Business and Summary of Accounting Policies (continued)

### Preopening Costs

Preopening expenses, which are expensed as incurred, relate to the costs associated with new store openings, including advertising, hiring and training costs for new employees, processing and transporting initial merchandise and rent expense.

### Income Taxes

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax purposes.

### Net Income Per Share

Basic net income per share is net income divided by the average number of common shares outstanding during the period. Diluted net income per share includes incremental shares assumed to be issued upon exercise of stock options.

The information required to compute basic and diluted net income per share is as follows:

| | Fiscal Year | | |
|---|---|---|---|
| | **2006** | **2005** | **2004** |
| | **(In Thousands, except per share data)** | | |
| Numerator for net income per share—net income | **$1,108,681** | $841,960 | $703,401 |
| Denominator for basic net income per share—weighted average shares | **332,323** | 344,172 | 341,724 |
| Impact of dilutive employee stock options (a) | **2,448** | 2,600 | 3,049 |
| Denominator for diluted net income per share | **334,771** | 346,772 | 344,773 |
| Basic net income per share | **$ 3.34** | $ 2.45 | $ 2.06 |
| Diluted net income per share | **$ 3.31** | $ 2.43 | $ 2.04 |

(a) In fiscal 2006, 2005 and 2004, 7,214,000, 6,428,000, and 7,527,000 options, respectively, were not included in the net income per share calculation as the impact of such options was antidilutive.

### Stock Options

The Company adopted the provisions of SFAS No. 123 (revised 2004) (SFAS No. 123R), "Share Based Payment," in 2005 using the modified retrospective method. Therefore, the prior period financial statements were restated to recognize compensation cost in the amounts previously reported in the pro forma footnote disclosure. Generally, the approach in SFAS No. 123R is similar to the approach described in SFAS No. 123. However, SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.

In accordance with SFAS No. 123R, the Company recognizes compensation expense on a straight-line basis over the vesting period. As of February 3, 2007, the Company had three long-term compensation plans. Information related to the outstanding stock options and non-vested stock is disclosed in Note 8.

### New Accounting Pronouncements

In October 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position FAS 13-1, "Accounting for Rental Costs Incurred during a Construction Period" (FSP 13-1). FSP 13-1 requires

**1. Business and Summary of Accounting Policies (continued)**

that rental costs associated with ground or building operating leases that are incurred during the construction period be recognized as rental expense. FSP 13-1 is applicable for the first reporting period after December 15, 2005. The Company has historically capitalized rental costs incurred during a construction period and the adoption of this guidance negatively impacted net income per share by approximately $0.03 in fiscal 2006.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 clarifies the accounting for income taxes by prescribing a minimum threshold that a tax position is required to meet before being recognized in the financial statements. Under FIN 48, a tax position is not recognized until it is more likely than not to be sustained upon examination. Measurement of the tax position is based on the largest amount, determined on a cumulative probability basis that it is more likely than not to be realized upon ultimate settlement. FIN 48 applies to all tax positions related to income taxes subject to SFAS No. 109, "Accounting for Income Taxes." FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect that this interpretation will have a material impact on the Company's consolidated net earnings, cash flows or financial position.

In September 2006, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 108 (SAB 108), "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements." SAB 108 addresses quantifying financial statement misstatements, specifically, how the effects of prior year errors should be treated when quantifying misstatements in the current year financial statements. SAB 108 provides transition guidance for correcting errors existing in prior years by allowing a one-time correction for prior period misstatements that were uncorrected as of the beginning of the fiscal year of adoption. SAB 108 is effective for fiscal years ending after November 15, 2006. The Company adopted SAB 108 as of February 3, 2007, with no impact on the Company's net earnings, cash flows or financial position.

**2. Sale of Proprietary Credit Card Business**

On April 21, 2006, the Company completed the sale of its private label credit card accounts and the outstanding balances associated with the accounts to JPMorgan Chase ("Chase") for a purchase price of approximately $1.6 billion. The purchase price was comprised of the face value of the receivables and was received in cash. Chase acquired all of the existing accounts as of April 21, 2006, and also will own the new accounts and the related balances generated during the term of the agreement.

Additionally, the companies have entered into a multi-year agreement that provides for the Company to receive ongoing payments related to the profitability of the credit card portfolio. The Company continues to handle all customer service functions and continues to be responsible for all advertising and marketing related to credit card customers.

Revenues from the Company's credit program in fiscal 2005 and 2004 were $261.0 million and $214.8 million, respectively. The Company incurred operating expenses related to this program resulting in net revenue of $133.3 million in fiscal 2005 and $105.7 million in fiscal 2004 which is included in S,G&A.

**3. Common Stock Repurchases**

During the first quarter of 2006, the Company's Board of Directors authorized a $2 billion share repurchase program. As of February 3, 2007 the Company has repurchased approximately 27.5 million shares for a total cost of approximately $1.6 billion. Share repurchases have been made in open-market transactions, subject to market conditions, legal requirements and other factors. The Company expects to complete the repurchase program over the next 12 to 18 months.

## 4. Debt

Long-term debt consists of the following:

| Maturing | Weighted Average Effective Rate | February 3, 2007 | Weighted Average Effective Rate | January 28, 2006 |
|---|---|---|---|---|
| | | ($ in Thousands) | | |
| Notes and debentures: | | | | |
| Senior debt (a) | | | | |
| 2006 | **n/a** | **$ —** | 6.70% | $ 100,000 |
| 2011 | **6.59%** | **400,000** | 6.59% | 400,000 |
| 2029 | **7.36%** | **200,000** | 7.36% | 200,000 |
| 2033 | **6.05%** | **300,000** | 6.05% | 300,000 |
| Total notes and debentures | **6.58%** | **900,000** | 6.59% | 1,000,000 |
| Capital lease obligations | | **163,052** | | 157,316 |
| Unamortized debt discount | | **(4,172)** | | (4,388) |
| Other | | **18** | | 1,117 |
| Less current portion | | **(18,841)** | | (107,941) |
| Long-term debt and capital leases | | **$1,040,057** | | $1,046,104 |

(a) Non-callable and unsecured notes and debentures.

Using discounted cash flow analyses based upon the Company's current incremental borrowing rates for similar types of borrowing arrangements, the Company estimates the fair value of long-term debt, including current portion and excluding capital leases, to be approximately $923.4 million at February 3, 2007 and $1,036.0 million at January 28, 2006.

In October 2006, the Company executed a new $900 million senior unsecured revolving credit facility agreement maturing October 12, 2011. Depending on the type of advance under this facility, amounts borrowed bear interest at competitive bid rates; LIBOR plus a margin, based on the Company's long-term unsecured debt rating; or the agent bank's base rate. The agreement replaced the existing $532 million unsecured revolving bank credit facility which would have matured on July 10, 2007. In addition, the Company has two demand notes with availability totaling $50 million. Amounts borrowed bear the interest rate of LIBOR plus a negotiated margin. Information related to these facilities is as follows:

| | February 3, 2007 | January 28, 2006 |
|---|---|---|
| | ($ in Thousands) | |
| Outstanding at year end | **$ —** | $ — |
| Maximum outstanding during year | **194,000** | 171,000 |
| Average outstanding during year | **19,045** | 79,035 |
| Weighted average interest rate | **5.3%** | 4.0% |

The Company reached its highest short-term borrowing level for fiscal 2006 on April 20, 2006 and for fiscal 2005 on November 3, 2005.

## KOHL'S CORPORATION

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

### 4. Debt (continued)

The various debt agreements contain certain covenants that limit, among other things, additional indebtedness, as well as requiring the Company to meet certain financial tests including a maximum leverage ratio of 0.70:1.0. The leverage ratio is defined as specific indebtedness to capitalization. The Company achieved a leverage ratio of 0.43:1.0. As of February 3, 2007, the Company was in compliance with all financial covenants of the debt agreements.

The Company also has outstanding letters of credit and stand-by letters of credit that total approximately $41.0 million and $33.2 million at February 3, 2007 and January 28, 2006, respectively.

Interest payments, net of amounts capitalized, were $68,146,000, $73,228,000 and $63,750,000 in fiscal 2006, 2005 and 2004, respectively.

Annual maturities of long-term debt, excluding capital lease obligations, for the next five years are:

| | Fiscal Year | | | | |
|---|---|---|---|---|---|
| | 2007 | 2008 | 2009 | 2010 | 2011 |
| | (In Thousands) | | | | |
| Annual Maturities | **$18** | $0 | $0 | $0 | $400,000 |

### 5. Commitments

The Company leases certain property and equipment. The Company recognizes rent expense on a straight-line basis over the expected lease term, including cancelable option periods where failure to exercise such options would result in an economic penalty. The lease term commences on the earlier of the date when the Company becomes legally obligated for the rent payments or, in the case of buildings, the date when the Company takes possession of the land or the building for initial setup of fixtures and merchandise. Rent expense charged to operations was $388,845,000, $343,594,000 and $308,608,000 in fiscal 2006, 2005 and 2004, respectively. Rent expense includes contingent rents, based on sales, of $4,427,000, $3,689,000 and $3,432,000 in fiscal 2006, 2005 and 2004, respectively. In addition, many of the store leases obligate the Company to pay real estate taxes, insurance and maintenance costs. These items are not included in the rent expenses listed above. Many store leases include multiple renewal options, exercisable at the Company's option, that generally range from two additional five-year periods to eight ten-year periods.

Assets held under capital leases are included in property and equipment and depreciated over the term of the lease. Assets under capital leases consist of the following:

| | February 3, 2007 | January 28, 2006 |
|---|---|---|
| | (In Thousands) | |
| Buildings and improvements | **$164,739** | $156,976 |
| Equipment | **21,132** | 15,284 |
| Less accumulated depreciation | **(39,829)** | (29,256) |
| | **$146,042** | $143,004 |

Depreciation expense related to capital leases totaled $10,573,000, $7,635,000 and $4,833,000 for fiscal 2006, 2005 and 2004, respectively.

## 5. Commitments (continued)

Future minimum lease payments at February 3, 2007, are as follows:

| | Capital Leases | Operating Leases |
|---|---|---|
| | (In Thousands) | |
| Fiscal Year: | | |
| 2007 | $ 31,070 | $ 369,966 |
| 2008 | 23,150 | 375,563 |
| 2009 | 21,678 | 370,070 |
| 2010 | 18,540 | 363,529 |
| 2011 | 17,835 | 361,869 |
| Thereafter | 207,100 | 6,976,862 |
| | 319,373 | $8,817,859 |
| Less amount representing interest | 135,002 | |
| Present value of minimum lease payments | $184,371 | |

Included in the operating leases schedule above is $614.9 million of minimum lease payments for stores that will open in fiscal 2007 and 2008. The operating leases schedule includes $2,476.5 million for option periods on leases with cancelable options where failure to exercise such options would result in the recognition of accelerated depreciation expense of the related assets.

Included in the capital leases schedule above is $42.1 million of minimum lease payments for stores that will open in fiscal 2007 and 2008, of which $20.8 million relates to interest. The Company recorded capital leases totaling $13.6 million and $52.0 million during fiscal 2006 and 2005, respectively.

## 6. Benefit Plans

The Company has an Employee Stock Ownership Plan (ESOP) for the benefit of its non-management associates. Contributions are made at the discretion of the Board of Directors. The Company recorded expenses of $19,524,000, $14,733,000 and $12,583,000 in fiscal 2006, 2005 and 2004, respectively. Shares of Company common stock held by the ESOP are included as shares outstanding for purposes of the net income per share computations.

The Company also has a defined contribution savings plan covering all full-time and certain part-time associates who can invest up to 25% of their base compensation, subject to certain statutory limits. The Company matches 33⅓% of each participant's contribution, up to a maximum of 2% of the participant's base compensation. The participants direct their contributions and/or their account balances among any of the plan's twenty investment alternatives. Total expense, net of forfeitures, was $4,038,000, $4,055,000 and $3,743,000 in fiscal 2006, 2005 and 2004, respectively.

The Company also made defined annual contributions to the savings plan on the behalf of all qualifying full-time and part-time associates based on a percentage of qualifying payroll earnings. The participants direct these contributions and/or their account balances among any of the plan's twenty investment alternatives. The total contribution expense was $12,397,000, $10,919,000 and $9,712,000 in fiscal 2006, 2005 and 2004, respectively.

The Company also has a non-qualified deferred compensation plan offered to a group of executives which provides for pre-tax compensation deferrals up to 100% of salary and/or bonus. Deferrals and credited investment returns are 100% vested. The expense for fiscal 2006, 2005 and 2004 was immaterial.

## 7. Income Taxes

Deferred income taxes consist of the following:

| | February 3, 2007 | January 28, 2006 |
|---|---|---|
| | (In Thousands) | |
| Deferred tax liabilities: | | |
| Property and equipment | **$394,887** | $368,532 |
| Deferred tax assets: | | |
| Merchandise inventories | **15,588** | 5,143 |
| Accrued and other liabilities | **114,978** | 120,273 |
| Accrued step rent liability | **60,981** | 48,992 |
| | **191,547** | 174,408 |
| Net deferred tax liability | **$203,340** | $194,124 |

The components of the provision for income taxes are as follows:

| | Fiscal Year | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| | (In Thousands) | | |
| Current federal | **$583,241** | $436,509 | $308,766 |
| Current state | **73,307** | 48,528 | 40,434 |
| Deferred federal | **8,335** | 16,996 | 70,246 |
| Deferred state | **881** | 1,797 | 8,028 |
| | **$665,764** | $503,830 | $427,474 |

The provision for income taxes differs from the amount that would be provided by applying the statutory U.S. corporate tax rate due to the following items:

| | Fiscal Year | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Provision at statutory rate | **35.0%** | 35.0% | 35.0% |
| State income taxes, net of federal tax benefit | **3.1** | 2.6 | 3.0 |
| Tax exempt interest income | **(0.4)** | (0.1) | (0.0) |
| Other | **(0.2)** | (0.1) | (0.2) |
| Provision for income taxes | **37.5%** | 37.4% | 37.8% |
| Amounts paid for income taxes (in thousands) | **$567,259** | $481,711 | $279,547 |

## 8. Preferred and Common Stock

The Company's authorized capital stock consists of 800,000,000 shares of $0.01 par value common stock and 10,000,000 shares of $0.01 par value preferred stock.

The Company's 1994 and 2003 Long-Term Compensation Plans provide for the granting of various forms of equity-based awards, including nonvested stock and options to purchase shares of the Company's common stock, to officers and key employees. The 1997 Stock Option Plan for Outside Directors provides for granting of equity-based awards to outside directors.

## 8. Preferred and Common Stock (continued)

The following table presents the number of options and nonvested stock initially authorized and available to grant under each of the plans:

| | 1994 Plan | 1997 Plan | 2003 Plan | Total |
|---|---|---|---|---|
| Options and nonvested stock initially authorized | 24,000,000 | 400,000 | 15,000,000 | 39,400,000 |
| Options and nonvested stock available for grant: | | | | |
| January 28, 2006 | — | 244,500 | 11,514,544 | 11,759,044 |
| February 3, 2007 | — | 226,500 | 8,298,013 | 8,524,513 |

The majority of options granted vest in four equal annual installments. Remaining options granted vest in five to ten year increments. The nonvested stock granted vests in three equal installments over three years. Options and nonvested stock that are surrendered or terminated without issuance of shares are available for future grants.

Annual awards of stock options to eligible associates are made in the first quarter of the subsequent fiscal year. All awards to outside directors during fiscal 2004, 2005 and 2006 were granted under the 1997 plan.

The fair value of each option award is estimated using a Black-Scholes option valuation model that requires the Company to develop estimates for assumptions used in the model. The Black-Scholes option valuation model uses the following assumptions: expected volatility, expected life of the option, risk-free interest rate and dividend yield. The Black-Scholes model was used to estimate the fair value of options at grant date based on the following assumptions:

| | Fiscal Year | | |
|---|---|---|---|
| | **2006** | 2005 | 2004 |
| Dividend yield | **0%** | 0% | 0% |
| Volatility | **0.311** | 0.342 | 0.339 |
| Risk-free interest rate | **4.7%** | 3.8% | 3.5% |
| Expected life in years | **5.2** | 6.5 | 6.2 |
| Weighted average fair value at grant date | **$19.52** | $20.16 | $19.16 |

The expected volatility assumption used by the Company is based on the historical volatility and expected future volatility of the Company's stock. The Company uses historical data to estimate the expected term of the option and the period of time that options granted are expected to be outstanding. The risk-free interest rate for periods within the life of the option is based on a blend of U.S. Treasury bond rates. The dividend yield represents the expected dividends on the Company stock for the expected term of the option. The reduction in the expected life was a result of the Company using a term of seven years for the 2006 grants. The term of previous grants was 15 years.

## 8. Preferred and Common Stock (continued)

The following table summarizes the Company's stock option activity from January 31, 2004 through February 3, 2007:

| | Outstanding | | | Exercisable | | |
|---|---|---|---|---|---|---|
| | Number of Options | Weighted Average Exercise Price | Aggregate Intrinsic Value (in millions) | Number of Options | Weighted Average Exercise Price | Aggregate Intrinsic Value (in millions) |
| Balance at January 31, 2004 | 17,915,909 | $35.85 | | | | |
| Granted | 2,177,589 | 47.84 | | | | |
| Surrendered | (1,726,688) | 47.67 | | | | |
| Exercised | (3,203,495) | 14.66 | $107.8 | | | |
| Balance at January 29, 2005 | 15,163,315 | 40.70 | | 9,816,584 | $35.26 | |
| Granted | 2,788,486 | 47.95 | | | | |
| Surrendered | (631,765) | 55.45 | | | | |
| Exercised | (1,517,967) | 15.37 | $ 55.0 | | | |
| Balance at January 28, 2006 | 15,802,069 | 43.82 | $112.7 | 9,856,271 | $40.31 | $108.4 |
| Granted | 3,678,697 | 53.37 | | | | |
| Surrendered | (866,896) | 53.43 | | | | |
| Exercised | (3,388,175) | 27.50 | $114.6 | | | |
| Balance at February 3, 2007 | 15,225,695 | $49.21 | $364.5 | 8,370,486 | $47.51 | $214.7 |

As of February 3, 2007, there was $92.9 million of unrecognized compensation cost related to stock options granted under the plans. The cost is expected to be recognized over a weighted-average period of 1.5 years. The total compensation cost recognized related to options during the years ended February 3, 2007, January 28, 2006 and January 29, 2005 was $40.4 million, $40.4 million and $43.4 million, respectively. These amounts were expensed and included in S,G&A expenses in the accompanying Consolidated Statements of Income.

Additional information related to options outstanding at February 3, 2007, segregated by grant price range, is summarized below:

| | Exercise Price Range | | | | |
|---|---|---|---|---|---|
| | $13.13 to $35.50 | $35.51 to $49.56 | $49.57 to $51.81 | $51.82 to $66.00 | $66.01 to $77.62 |
| Options outstanding | 3,220,181 | 3,188,627 | 4,401,579 | 1,797,022 | 2,618,286 |
| Weighted average exercise price of options outstanding | $ 29.80 | $ 46.73 | $ 51.25 | $ 57.68 | $ 66.88 |
| Weighted average remaining contractual life of options outstanding (years) | 7.0 | 12.4 | 8.3 | 9.2 | 9.4 |
| Options exercisable | 3,220,181 | 923,647 | 1,014,865 | 739,730 | 2,472,063 |
| Weighted average exercise price of options exercisable | $ 29.80 | $ 46.40 | $ 50.42 | $ 57.93 | $ 66.67 |
| Weighted average remaining contractual life of options exercisable (years) | 7.0 | 12.0 | 11.2 | 9.8 | 9.6 |

## 8. Preferred and Common Stock (continued)

The Company has awarded shares of nonvested common stock to eligible key employees. All awards have restriction periods tied primarily to employment and/or service. The awards vest over three years. The awards are expensed on a straight-line basis over the vesting period. The Company's nonvested stock activity during the year ended February 3, 2007 was as follows:

| Nonvested Stock | Shares | Weighted-Average Grant Date Fair Value |
|---|---|---|
| (In thousands except per share) | | |
| Nonvested at January 29, 2005 | 100 | $49.27 |
| Granted | 137 | 48.47 |
| Vested | (33) | 49.27 |
| Surrendered | — | — |
| Nonvested at January 28, 2006 | 204 | 48.82 |
| Granted | 37 | 55.98 |
| Vested | (102) | 48.46 |
| Surrendered | (11) | 49.25 |
| Nonvested at February 3, 2007 | 128 | $51.17 |

There was $5.6 million and $7.9 million of unearned compensation cost related to the nonvested stock granted under the plans as of February 3, 2007 and January 28, 2006, respectively. The cost at February 3, 2007 is expected to be recognized over a weighted-average period of 1.1 years. Total compensation expense recognized related to nonvested stock during the years ended February 3, 2007, January 28, 2006 and January 29, 2005 was $4.3 million, $3.5 million and $0.1 million, respectively.

## 9. Contingencies

The Company is involved in various legal matters arising in the normal course of business. In the opinion of management, the outcome of such proceedings and litigation will not have a material adverse impact on the Company's financial position or results of operations.

## 10. Quarterly Financial Information (Unaudited)

### Financial Information

| | Fiscal Year 2006 | | | | |
|---|---|---|---|---|---|
| | First | Second | Third | Fourth | Total |
| | (In Thousands, Except Per Share Data) | | | | |
| Net sales | $3,184,725 | $3,291,431 | $3,637,272 | $5,430,756 | $15,544,184 |
| Gross margin | $1,148,193 | $1,238,046 | $1,349,131 | $1,918,301 | $ 5,653,671 |
| Net income | $ 167,245 | $ 232,358 | $ 224,496 | $ 484,582 | $ 1,108,681 |
| Basic shares | 345,277 | 333,394 | 326,904 | 324,454 | 332,323 |
| Basic net income per share | $ 0.48 | $ 0.70 | $ 0.69 | $ 1.49 | $ 3.34 |
| Diluted shares | 347,285 | 335,694 | 329,814 | 327,782 | 334,771 |
| Diluted net income per share | $ 0.48 | $ 0.69 | $ 0.68 | $ 1.48 | $ 3.31 |

| | Fiscal Year 2005 | | | | |
|---|---|---|---|---|---|
| | First | Second | Third | Fourth | Total |
| | (In Thousands, Except Per Share Data) | | | | |
| Net sales | $2,742,838 | $2,888,078 | $3,119,360 | $4,651,941 | $13,402,217 |
| Gross margin | $ 983,200 | $1,068,585 | $1,132,594 | $1,578,560 | $ 4,762,939 |
| Net income | $ 124,734 | $ 187,186 | $ 155,127 | $ 374,913 | $ 841,960 |
| Basic shares | 343,526 | 344,066 | 344,441 | 344,656 | 344,172 |
| Basic net income per share | $ 0.36 | $ 0.54 | $ 0.45 | $ 1.09 | $ 2.45 |
| Diluted shares | 345,906 | 346,772 | 346,778 | 346,590 | 346,772 |
| Diluted net income per share | $ 0.36 | $ 0.54 | $ 0.45 | $ 1.08 | $ 2.43 |

Due to changes in stock prices during the year and timing of issuance of shares, the cumulative total of quarterly net income per share amounts may not equal the net income per share for the year.

## 11. Related Party

A director of the Company is also a shareholder of a law firm which performs legal services for the Company.

In 2004, the Company entered into an agreement with Blackhawk Marketing Services, Inc. (now known as Blackhawk Network, Inc.), pursuant to which Blackhawk distributes the Company's prepaid gift cards for sale in various retail outlets across the country. In return for its services, Blackhawk receives a fee that is calculated as a percentage of the gift card sales volume. Blackhawk is a subsidiary of Safeway Stores, Inc., and a director of the Company is Chairman, President and Chief Executive Officer of Safeway. The agreement was entered into in the ordinary course of the Company's business, and the Company's director was not involved in any negotiations. Blackhawk is a leading provider of gift card marketing services in the retail industry, and Safeway has confirmed that the terms of the Company's agreement with Blackhawk are substantially similar to the terms of Blackhawk's agreements with other similarly situated national retailers.

## KOHL'S CORPORATION

## SCHEDULE II

### Valuation and Qualifying Accounts

| | Fiscal Year Ended | | |
|---|---|---|---|
| | February 3, 2007 | January 28, 2006 | January 29, 2005 |
| | | (In Thousands) | |
| Accounts Receivable—Allowances: | | | |
| Balance at Beginning of Year | **$ 26,335** | $ 24,657 | $ 22,521 |
| Charged to Costs and Expenses | — | 53,505 | 44,641 |
| Deductions—Bad Debts Written off, Net of Recoveries and Other Allowances | — | (51,827) | (42,505) |
| Elimination of reserve in connection with sale of accounts receivable | **(26,335)** | — | — |
| Balance at End of Year | **$ —** | $ 26,335 | $ 24,657 |


KitchenAid

# Corporate Information

**Corporate Headquarters**
Kohl's Corporation
N56 W17000 Ridgewood Drive
Menomonee Falls, WI 53051-5660
(262) 703-7000
Web site: www.kohls.com

**Transfer Agent and Registrar**
The Bank of New York
Shareholder Relations Dept. 12-E
P.O. Box 11258
Church Street Station
New York, New York 10286
(800) 524-4458
Web site: www.stockbny.com

**Annual Meeting**
The Kohl's 2007 Annual Meeting of Shareholders will be held on Wednesday, May 2, 2007 at 10:00 a.m. at the Midwest Airlines Center, Milwaukee, Wisconsin.

**Investor Information/Quarterly Reports**
For quarterly earnings reports and other investor information, please visit our Web site at www.kohls.com or direct your inquiries to the company, Attention: Investor Relations.

**Form 10-K**
Parts I-III of Kohl's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, are included with this report for all shareholders.

**Forward-Looking Statement**
Certain statements made within this report are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements reflect management's current views of future events and financial performance. These statements are subject to certain risks and uncertainties which could cause Kohl's actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those described in Exhibit 99.1 to Kohl's annual report on Form 10-K and other factors as may periodically be described in Kohl's filings with the SEC.

**Executive Committee**

**Kenneth Bonning**
Executive Vice President – Logistics

**Jack Boyle**
Executive Vice President – General Merchandise Manager, Women's Apparel and Accessories

**Donald A. Brennan**
Executive Vice President – General Merchandise Manager, Men's and Children's

**Peggy Eskenasi**
Executive Vice President – Product Development

**Julie Gardner**
Executive Vice President – Chief Marketing Officer

**Janelle Havner**
Executive Vice President – Office of Store Administration/Merchandise Presentation

**Telvin Jeffries**
Executive Vice President – Human Resources

**Thomas Kingsbury**
Senior Executive Vice President

**John J. Lesko**
Executive Vice President – Administration

**Kevin Mansell**
President

**Wesley McDonald**
Executive Vice President – Chief Financial Officer

**R. Lawrence Montgomery**
Chairman and Chief Executive Officer

**Jon Nordeen**
Executive Vice President – Planning & Allocation

**Richard D. Schepp**
Executive Vice President – General Counsel, Secretary

**Rick Seeger**
Executive Vice President – General Merchandise Manager, Home and Footwear

**John Worthington**
Executive Vice President – Director of Stores

**Directors**

**Jay H. Baker**
Retired President, Kohl's Corporation (b) (c)
(Retiring from Board of Directors in May 2007)

**Steven A. Burd**
Chairman, President and Chief Executive Officer, Safeway Inc. (b) (c)

**Wayne Embry**
Senior Advisor to the General Manager of the Toronto Raptors (a) (c)*

**James D. Ericson**
Retired Chairman, President and Chief Executive Officer, Northwestern Mutual Life Insurance Company (b)* (c)

**John F. Herma**
Retired Chief Operating Officer, Kohl's Corporation (a) (c)

**William S. Kellogg**
Retired Chief Executive Officer, Kohl's Corporation

**Kevin Mansell**
President, Kohl's Corporation

**Arlene Meier**
Retired Chief Operating Officer, Kohl's Corporation
(Retired from Board of Directors in February 2007)

**R. Lawrence Montgomery**
Chairman and Chief Executive Officer, Kohl's Corporation

**Frank V. Sica**
President, Menemsha Capital Partners, Ltd. (b) (c)

**Peter M. Sommerhauser**
Shareholder in the law firm of Godfrey & Kahn, S.C.

**Stephen E. Watson**
Retired President and CEO, Gander Mountain, L.L.C. (a) (c)

**R. Elton White**
Retired President, NCR Corporation (a)* (c)

(a) 2006 Audit Committee
(b) 2006 Compensation and Stock Option Committee
(c) 2006 Governance and Nominating Committee
* Denotes Chair

**Common Stock Price Range**

| Fiscal 2006 | High | Low | Fiscal 2005 | High | Low |
|---|---|---|---|---|---|
| First Quarter | $56.00 | $44.13 | First Quarter | $53.86 | $45.26 |
| Second Quarter | 59.82 | 52.93 | Second Quarter | 58.90 | 46.50 |
| Third Quarter | 73.58 | 56.61 | Third Quarter | 57.44 | 43.63 |
| Fourth Quarter | 73.97 | 66.25 | Fourth Quarter | 50.96 | 42.78 |

**Stock Listing**
Kohl's common stock is listed on the New York Stock Exchange under the symbol KSS.

KOHL'S
expect **great** things

N56 W17000 Ridgewood Drive
Menomonee Falls, WI 53051-5660
www.kohls.com


END